SCHEDULE 13D
                         (Rule 13d-101)

     Information to be Included in Statements Filed Pursuant
                      to Rule 13d-1(A) and
       Amendments Thereto Filed Pursuant to Rule 13d-2(A)


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

            Under the Securities Exchange Act of 1934

                    (Amendment No.    5    )*


                         CRDENTIA CORP.
                         --------------
                        (Name of Issuer)

                 Common Stock, $.0001 par value
                 ------------------------------
                 (Title of Class of Securities)

                            225235209
                            ---------
                         (CUSIP Number)

             Ann E. Carey, Business Legal Assistant
          Howard Rice Nemerovski Canady Falk & Rabkin,
                   A Professional Corporation
               Three Embarcadero Center, Suite 700
                    San Francisco, CA  94111
                         (415) 434-1600
                         --------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         March 29, 2005
                         --------------
                  (Date of Event which Requires
                    Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [].

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

CUSIP No. 225235209           SCHEDULE 13G               Page 2 of 68

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP No. 225235209           SCHEDULE 13G               Page 3 of 68

 1    Name of Reporting Person        MEDCAP MANAGEMENT & RESEARCH LLC
      IRS Identification No. of Above Person
                                                            94-3411543
 2    Check the Appropriate Box if a Member of a Group          (a) []

                                                                (b) []
 3    SEC USE ONLY

 4    Source of Funds                                               OO

 5    Check Box if Disclosure of Legal Proceedings is               []
      Required Pursuant to Items 2(d) or 2(e)

 6    Citizenship or Place of Organization                    Delaware

                   7    Sole Voting Power                   35,225,405
  NUMBER OF
    SHARES         8    Shared Voting Power                          0
 BENEFICIALLY
OWNED BY EACH      9    Sole Dispositive Power              35,225,405
  REPORTING
 PERSON WITH       10   Shared Dispositive Power                     0

 11    Aggregate Amount Beneficially Owned by               35,225,405
       Reporting Person

 12    Check Box if the Aggregate Amount in Row 11                  []
       Excludes Certain Shares

 13    Percent of Class Represented by Amount in Row 11          66.9%

 14    Type of Reporting Person                                 IA

 CUSIP No. 225235209           SCHEDULE 13G               Page 4 of 68

 1    Name of Reporting Person                     MEDCAP PARTNERS L.P.

      IRS Identification Nos. of Above Person               94-3412423

 2    Check the Appropriate Box if a Member of a Group          (a) []

                                                                (b) []
 3    SEC USE ONLY

 4    Source of Funds                                               WC

 5    Check Box if Disclosure of Legal Proceedings is               []
      Required Pursuant to Items 2(d) or 2(e)

 6    Citizenship or Place of Organization                    Delaware

                   7    Sole Voting Power                   35,225,405
  NUMBER OF
    SHARES         8    Shared Voting Power                          0
 BENEFICIALLY
OWNED BY EACH      9    Sole Dispositive Power              35,225,405
  REPORTING
 PERSON WITH       10   Shared Dispositive Power                     0

 11    Aggregate Amount Beneficially Owned by               35,225,405
       Reporting Person

 12    Check Box if the Aggregate Amount in Row 11                  []
       Excludes Certain Shares

 13    Percent of Class Represented by Amount in Row 11          66.9%

 14    Type of Reporting Person                                     PN

 CUSIP No. 225235209           SCHEDULE 13G               Page 5 of 68

 1    Name of Reporting Person                           C. FRED TONEY

      IRS Identification No. of Above Person

 2    Check the Appropriate Box if a Member of a Group          (a) []

                                                                (b) []
 3    SEC USE ONLY

 4    Source of Funds                                               OO

 5    Check Box if Disclosure of Legal Proceedings is               []
      Required Pursuant to Items 2(d) or 2(e)

 6    Citizenship or Place of Organization               United States

                   7    Sole Voting Power                   35,225,405
  NUMBER OF
    SHARES         8    Shared Voting Power                          0
 BENEFICIALLY
OWNED BY EACH      9    Sole Dispositive Power              35,225,405
  REPORTING
 PERSON WITH       10   Shared Dispositive Power                     0

 11    Aggregate Amount Beneficially Owned by               35,225,405
       Reporting Person

 12    Check Box if the Aggregate Amount in Row 11                  []
       Excludes Certain Shares

 13    Percent of Class Represented by Amount in Row 11          66.9%

 14    Type of Reporting Person                                 IN, HC

CUSIP No. 225235209           SCHEDULE 13G                Page 6 of 68

Item 1.     Security and Issuer

        This Schedule 13D ("Schedule") relates to shares of common stock, with par value $.0001 (the "Common Stock"), of Crdentia Corp. (the "Issuer"). The principal executive office of the Issuer is 14114 Dallas Parkway, Suite 600, Dallas, TX 75254.

Item 2.     Identity and Background

        This Schedule is filed on behalf of MedCap Partners L.P.
("MedCap"), MedCap Management & Research LLC ("MMR") and C. Fred
Toney ("Toney"), each of whose principal business office address is 500 Third Street, Suite 535, San Francisco, CA 94107.

        MedCap is an investment limited partnership, whose general partner is MMR. MMR is an investment adviser registered under the laws of the State of California. Toney is MMR's sole managing member.

        None of MedCap, MMR nor Toney has, during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

        None of MedCap, MMR nor Toney has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which any of them became or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        MedCap is a Delaware limited partnership, MMR is a Delaware limited liability company and Toney is a United States citizen.

Item 3.     Source and Amount of Funds or Other Consideration

        The source of funds to make the purchases described in
Item 5(c) was (i) working capital of MedCap in the amount of $5,034,998.90 and (ii) the cancellation of four notes payable by the Issuer to MedCap with a total principal amount of $1,450,000 and accrued interest of $15,041.10 (the "Notes"). The total amount of the cash and the Notes to make the purchases described in Item 5(c) was $6,500,040. The Notes related to loans made by MedCap to the Issuer on November 29, 2004, January 4, 2005, February 2, 2005 and March 1, 2005, respectively, which loans were funded from MedCap's working capital.

CUSIP No. 225235209           SCHEDULE 13G                Page 7 of 68

Item 4.     Purpose of Transaction

        The acquisitions of Series C Preferred Stock and Common
Stock described in Item 5(c) were made for investment purposes.

        Toney is a member of the Issuer's Board of Directors.

        Except as described herein, the reporting persons do not currently have any plans or proposals that relate to or would result in any of the following:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to those enumerated above.

        Depending upon market conditions and other factors, the reporting persons may acquire additional securities of the Issuer, or alternatively, may dispose of some or all of the securities of the Issuer beneficially owned by them. In addition, MedCap may receive stock dividends on the shares of Series C Preferred Stock that it holds.

CUSIP No. 225235209           SCHEDULE 13G                Page 8 of 68


Item 5.     Interest in Securities of the Issuer

(a) MedCap beneficially owns 7,270,505 shares of Issuer's Common Stock and 151,251 shares of Issuer's Series C Preferred Stock which are currently convertible into 15,125,100 shares of Common Stock. MedCap also owns warrants giving it the right to acquire (i) 6,000 shares of Series B-1 Preferred Stock for $60 per share (6,000 shares of Series B-1 Preferred Stock, in turn, would currently be convertible into 600,000 shares of Common Stock) and (ii) 122,298 shares of Series C Preferred Stock for $60 per share (122,298 shares of Series C Preferred Stock, in turn, would currently be convertible into 12,229,800 shares of Common Stock).

     MMR as general partner and investment manager of MedCap and Toney as the sole managing member of MMR may be deemed to beneficially own the shares owned by MedCap in that they may be deemed to have the power to direct the voting or disposition of the shares. Neither the filing of this
     Schedule 13D nor any of its contents shall be deemed to constitute an admission that either MMR or Toney is, for any other purpose, the beneficial owner of any such securities to which this Schedule relates, and MMR and Toney disclaim beneficial ownership as to the Common Stock except to the extent of their respective pecuniary interests therein. Based on the number of shares outstanding reported in the Issuer's most recent annual report on Form 10-KSB and shares reported in filings with the SEC as being issued to various parties, the percentage of Common Stock beneficially owned by MedCap, MMR and Toney for the purposes of this Schedule 13D is 66.9%.

(b) Reference is made hereby to Items 7 to 10 of pages 3, 4 and 5 of this Schedule, which Items are incorporated herein by reference.

CUSIP No. 225235209           SCHEDULE 13G                Page 9 of 68

(c) On March 29, 2005, MedCap exercised warrants that it held to acquire from the Issuer 108,334 shares of Series C Preferred Stock (currently convertible into 10,833,400 shares of Common Stock) for a total consideration of $6,500,040 (the Series C Preferred Stock acquired upon the exercise of the warrants are referred to as the "Warrant Shares"). The consideration for the Warrant Shares consisted of $5,034,998.90 in cash and $1,465,041.10, representing the value of the principal ($1,450,000) and accrued interest ($15,041.10) on the cancelled Notes. Under the terms of the warrants, the exercise price was $60 for each share of Series C Preferred Stock. In connection with the exercise of the warrants, MedCap received 77,751 shares of Common Stock (the "Additional Common Stock") for no additional consideration. In order to exercise the warrants, MedCap surrendered to the Issuer warrants exercisable for 131,320 shares of Series C Preferred Stock and, in addition to the Warrant Shares and the Additional Common Stock, received a new warrant exercisable for 22,986 shares of Series C Preferred Stock.

     The acquisition of the Warrant Shares and the Additional Common Stock occurred in connection with a financing by the Issuer (the "Financing"). As part of the Financing, the Issuer entered into a letter agreement with MedCap (the "Letter Agreement") pursuant to which the Issuer agreed to register for resale (i) all of the shares of Common Stock and the Common Stock that can be acquired upon the conversion of the Series C Preferred Stock that are held by MedCap and (ii) shares of Common Stock underlying all of the warrants that MedCap holds to acquire the Issuer's preferred stock; provided that, the Issuer is not required to register for resale Common Stock underlying the warrants unless such shares can be registered at the time that the shares of Common Stock listed in item (i) are registered for resale. Under a previous registration rights agreement executed by the Issuer, which in part is amended by the Letter Agreement, MedCap and certain other investors have a right to require the Issuer to register additional shares of Common Stock that may become outstanding following the exercise of certain warrants to acquire preferred stock and the conversion of such preferred stock into Common Stock; provided that, such shares of Common Stock have not already been registered for resale by the Issuer.

     As part of the Financing, on March 29, 2005, 3,750,000 shares of the Issuer's Series B Preferred Stock that were held by MedCap were converted into 1,250,000 shares of Common Stock.

CUSIP No. 225235209           SCHEDULE 13G               Page 10 of 68

     Series C Preferred Stock is currently convertible at the option of its holder into 100 shares of Common Stock per share of Series C Preferred Stock. MedCap currently has outstanding warrants permitting it to acquire 122,298 shares of Series C Preferred Stock for $60 per share and the warrants for Series C Preferred Stock that MedCap holds would currently be indirectly convertible into 12,229,800 shares of Common Stock.

     On March 22, 2005, a dividend of 277,085 shares of Common Stock was paid to MedCap on the shares of Series C Preferred Stock and Series B Preferred Stock that it then held. Under the terms of the warrants for the Series C Preferred Stock, the Issuer was required to make a distribution on the 108,334 shares of Series C Preferred Stock that were acquired by MedCap upon the exercise of the warrants at the same rate as the dividends previously paid on the outstanding shares of Series C Preferred Stock. As a result, upon the exercise of the warrants on March 29, 2005, MedCap received 705,732 shares of Common Stock (for no additional consideration) in addition to the 108,334 shares of Series C Preferred Stock.

(d)  Not applicable.

(e)  Not applicable.

Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer

        MedCap is a party to an Amended and Restated Registration Rights Agreement entitling it to registration rights with respect to Common Stock issuable upon conversion of its shares of Series A Preferred Stock, Series B-1 Preferred Stock and Series C Preferred Stock, including any Series B-1 Preferred or Series C Preferred issued upon exercise of the Warrants.

        MedCap and the Issuer are also parties to the Letter Agreement which amends in part the Amended and Restated Registration Rights Agreement. Under the Letter Agreement, the Issuer agrees to register for resale (i) all of the shares of Common Stock and the Common Stock that can be acquired upon the conversion of the Series C Preferred Stock that are held by MedCap and (ii) shares of Common Stock underlying all of the warrants that MedCap holds to acquire the Issuer's preferred stock; provided that, the Issuer is not required to register for resale Common Stock underlying the warrants unless such shares can be registered at the time that the shares of Common Stock listed in item (i) are registered for resale.

CUSIP No. 225235209           SCHEDULE 13G               Page 11 of 68

Item 7.     Material to be Filed as Exhibits

No.   Exhibit

1.   Agreement Regarding Joint Filing of Statement on Schedule
     13D or 13G

2. Amended and Restated Registration Rights Agreement between the Issuer and MedCap dated August 30, 2004, as amended by the Letter Agreement listed as Exhibit 3 below (included as Exhibit 2 to MedCap's, MMR's and Toney's Schedule 13D/A No. 1 filed with the Commission on September 3, 2004 and incorporated herein by reference)

3. Letter Agreement dated March 29, 2005, between the Issuer and MedCap (the "Letter Agreement")

4. Warrant to Purchase Shares of Series B-1 Preferred Stock of the Issuer issued to MedCap dated August 31, 2004 (included as Exhibit 5 to MedCap's, MMR's and Toney's Schedule 13D/A No. 1 filed with the Commission on September 3, 2004 and incorporated herein by reference)

5. Warrant to Purchase Shares of Series C Preferred Stock of the Issuer issued to MedCap dated September 25, 2004
     (included as Exhibit 6 to MedCap's, MMR's and Toney's
     Schedule 13D/A No. 2 filed with the Commission on September
     24, 2004 and incorporated herein by reference)

6. Warrant to Purchase Shares of Series C Preferred Stock of the Issuer issued to MedCap dated October 18, 2004

7. Warrant to Purchase Shares of Series C Preferred Stock of the Issuer issued to MedCap dated October 25, 2004

8. Warrant to Purchase Shares of Series C Preferred Stock of the Issuer issued to MedCap dated November 3, 2004

9. Warrant to Purchase Shares of Series C Preferred Stock of the Issuer issued to MedCap dated March 29, 2005

CUSIP No. 225235209           SCHEDULE 13G                Page 12 of 68


                           Signatures

    After reasonable inquiry and to the best of each of the undersigned's respective knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: April 7, 2005

                                   MEDCAP PARTNERS L.P.
                                   By its general partner
                                       MedCap Management &
                                       Research LLC


                                   /s/ C. Fred Toney
                                   ------------------------
                                   By: C. Fred Toney
                                   Its: Managing Member


                                   MEDCAP MANAGEMENT &
                                   RESEARCH LLC


                                   /s/ C. Fred Toney
                                   ------------------------
                                   By: C. Fred Toney
                                   Its: Managing Member


                                   C. FRED TONEY


                                   /s/ C. Fred Toney
                                   ------------------------

CUSIP No. 225235209           SCHEDULE 13G                Page 13 of 68


                          Exhibit Index


Exhibit 1 Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Exhibit 3  Letter Agreement dated March 29, 2005, between the Issuer and
           MedCap.

Exhibit 6 Warrant to Purchase Shares of Series C Preferred Stock of the Issuer issued to MedCap dated October 18, 2004

Exhibit 7 Warrant to Purchase Shares of Series C referred Stock of the Issuer issued to MedCap dated October 25, 2004

Exhibit 8 Warrant to Purchase Shares of Series C Preferred Stock of the Issuer issued to MedCap dated November 3, 2004

Exhibit 9 Warrant to Purchase Shares of Series C Preferred Stock of the Issuer issued to MedCap dated March 29, 2005

CUSIP No. 225235209           SCHEDULE 13G                Page 14 of 68

                            Exhibit 1


    AGREEMENT REGARDING JOINT FILING OF STATEMENT ON SCHEDULE
                           13D OR 13G


        The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on
Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of Crdentia Corp. For that purpose, the undersigned hereby constitute and appoint C. Fred Toney as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

DATED:  April 7, 2005

                                   MEDCAP PARTNERS L.P.
                                   By its general partner
                                       MedCap Management &
                                       Research LLC


                                   /s/ C. Fred Toney
                                   ------------------------
                                   By: C. Fred Toney
                                   Its: Managing Member


                                   MEDCAP MANAGEMENT &
                                   RESEARCH LLC


                                   /s/ C. Fred Toney
                                   ------------------------
                                   By: C. Fred Toney
                                   Its: Managing Member

                                   C. FRED TONEY


                                   /s/ C. Fred Toney
                                   ------------------------

CUSIP No. 225235209           SCHEDULE 13G                Page 15 of 68


                            Exhibit 3



              LETTER AGREEMENT DATED MARCH 29, 2005

                         Crdentia Corp.
                  14114 Dallas Pkwy, Suite 600
                       Dallas, Texas 75254

                         March 29, 2005


MedCap Partners L.P.
500 Third Street, Suite 535
San Francisco, CA 94107
Attn:  C. Fred Toney

Dear Mr. Toney:

    This letter agreement (this "Letter Agreement") reflects certain understandings by and between Crdentia Corp. (the
"Company") and MedCap Partners L.P. ("MedCap") in connection with
MedCap's exercise of warrants to purchase 108,334 shares of the Company's Series C Preferred Stock (the "Financing").

1. Attorney Fees. The Company hereby acknowledges and agrees that it will pay reasonable attorney's fees and expenses incurred by MedCap in connection with the Financing, including any such reasonable fees in connection with MedCap's filing of a Schedule 13D related to the Financing.

2.  Registration Rights.

     (a). The Company hereby acknowledges and agrees that it will, within thirty (30) days of the closing of the Financing (the "Closing") file a registration statement with the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended, covering the resale of all MedCap Shares (as defined below), and use its reasonable efforts to have such registration statement declared effective by the SEC within ninety (90) days of the Closing. For purposes of this Letter Agreement, "MedCap Shares" means (i) all shares of outstanding Common Stock of the Company held by MedCap immediately following the Closing (including the shares of Common Stock issued to MedCap pursuant to Section 3 of this Letter Agreement and the shares of Common Stock issued to MedCap in connection with the conversion of the Company's outstanding Series B Preferred Stock), and (ii) the Common Stock of the Company issued or issuable to MedCap pursuant to conversion of the Series C Preferred Stock of the Company held by MedCap immediately following the Closing and (iii) the Registrable Warrant Shares

CUSIP No. 225235209           SCHEDULE 13G                Page 16 of 68

(as defined below). For purposes of this Letter Agreement, "Registrable Warrant Shares" shall mean shares of Common Stock of the Company issuable to MedCap pursuant to the conversion of Series B-1 or Series C Preferred Stock of the Company that may be acquired by MedCap upon the exercise of any outstanding warrant for shares of the Company's Series B-1 or Series C Preferred Stock held by MedCap immediately following the Closing; provided that, such shares of Common Stock are eligible to be registered for resale pursuant to the SEC registration statement form (e.g., Form S-2 or Form S-3) on which the Company decides to register the MedCap Shares listed in items (i) and (ii) of the previous sentence at the time that the MedCap Shares listed in items (i) and (ii) are registered for resale.

     (b). The Company and MedCap agree that their respective obligations with respect to the registration to be effected pursuant to Section 2(a) of this Letter Agreement shall be identical, to the extent applicable, to those set forth in Sections 1.4, 1.5, 1.9, 1.12 and 1.13 (including any applicable defined terms that may be elsewhere defined) of that certain Amended and Restated Registration Rights Agreement dated August 31, 2004 by and between the Company, MedCap and the other investors listed on Schedule A thereto (the "Registration Rights Agreement"). Such sections of the Registration Rights Agreement are hereby incorporated herein by reference, to the extent applicable; provided that, the term "Holder" or "Holders" as used in such incorporated provisions shall mean MedCap. All expenses (other than underwriting discounts and commissions, stock transfer taxes and fees of counsel to MedCap in excess of $15,000) incurred in connection with the registration set forth in this Section 2, including (without limitation) all federal or state registration, filing and qualification fees, printers' and accounting fees and fees and disbursements of counsel for the Company, shall be borne by the Company. The Company shall pay up to an aggregate of $15,000 of MedCap's legal fees in connection with the registration. If MedCap at any time intends to distribute all or a part of the MedCap Shares covered by the registration statement filed pursuant to this Section 2 by means of an underwriting, it shall so advise the Company and the Company and MedCap shall enter into an underwriting agreement in customary form with the underwriter or underwriters selected by the Company and MedCap. The Company agrees to file any amendments or supplements to the registration statement in order to permit any underwritten offering.

CUSIP No. 225235209           SCHEDULE 13G                Page 17 of 68

     (c). Pursuant to Section 2.8 of the Registration Rights Agreement, the Company and MedCap hereby amend and restate
Section 1.1(g) of the Registration Rights Agreement in its entirety as set forth on Exhibit A hereto. The granting to MedCap of the registration rights set forth in this Letter Agreement, shall not reduce the number of times that any of the parties to the Registration Rights Agreement shall have the right to require the Company to register any securities pursuant to the Registration Rights Agreement or otherwise affect any other rights that are granted pursuant to the Registration Rights Agreement.

3. Common Stock Issuance. In consideration for MedCap extending, through the Closing, the maturity of certain indebtedness owed by the Company, the Company agrees to issue to MedCap, 77,751 shares of Common Stock. Following the Closing, the Company shall promptly instruct its transfer agent to issue to MedCap a stock certificate representing such shares of Common Stock. The Company hereby represents and warrants that the payment for such shares of Common Stock shall be adequate consideration and such shares, when issued, will be fully paid and non-assessable.

4. Audit Committee Financial Expert. The Company agrees that it shall, in connection with the Closing, designate an audit committee financial expert (as such term is defined in the rules of the SEC).

5.  Miscellaneous

    (a). This Letter Agreement shall be governed by and construed under the laws of the State of Delaware as applied to agreements among Delaware residents entered into and to be performed entirely within Delaware.

    (b). This Letter Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

    (c). This Letter Agreement constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof.

    (d). Except as expressly amended, restated or consented to in this Letter Agreement, the Registration Rights Agreement shall continue in full force and effect.

    (e). The consideration for the exercise of the warrants to purchase 108,334 shares of the Company's Series C Preferred Stock shall consist of cash in the amount of $5,034,998.90 (to be paid by wire transfer) and the termination of notes issued by the Company to MedCap with a principal outstanding amount of $1,450,000 and accrued interest of $15,041.10.

CUSIP No. 225235209           SCHEDULE 13G                Page 18 of 68

    (f). Notwithstanding any conversion of Series B-1 Preferred Stock into shares of Common Stock by the holders of the Series B-1 Preferred Stock in connection with the Financing, the warrant which MedCap holds that is convertible into 6,000 shares of Series B-1 Preferred Stock shall remain outstanding and after the Closing will continue to be exercisable for shares of Series B-1 Preferred Stock.

    (g) The Company represents and warrants that, in connection with the Closing, all of the outstanding shares of Series B and B-1 Preferred Stock of the Company will be converted into shares of the Company's Common Stock in accordance with the terms of the notice of meeting provided to the holders of Series B and Series B-1 Preferred Stock.



                    [SIGNATURE PAGE FOLLOWS]

                              Very truly yours,

                            CRDENTIA CORP.

                            /s/ James D. Durham
                            -------------------------------
                            By:     James D. Durham,
                            Its:    Chief Executive Officer

ACKNOWLEDGED AND AGREED

MEDCAP PARTNERS L.P.
By: MedCap Management & Research LLC
Its:    General Partner

    /s/ C. Fred Toney
    -----------------------
    By:     C. Fred Toney
    Its:    Managing Member

CUSIP No. 225235209           SCHEDULE 13G                Page 19 of 68

                            Exhibit 6

             WARRANT TO PURCHASE SHARES OF SERIES C
         PREFERRED STOCK OF THE ISSUER ISSUED TO MEDCAP


     THIS WARRANT AND THE SECURITIES ISSUABLE UPON THE EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY STATE SECURITIES LAWS. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED OR UNLESS SOLD PURSUANT TO AN EXEMPTION TO SUCH ACT.


                                                       Void after
                                                 October 18, 2009


                   WARRANT TO PURCHASE SHARES
                   OF SERIES C PREFERRED STOCK
                               of
                         CRDENTIA CORP.

        This certifies that, for value received, MedCap Partners L.P., together with its successors and assigns (the "Holder") is entitled to subscribe for and purchase, on the terms hereof, shares of Series C Preferred Stock (the "Stock") of Crdentia Corp., a Delaware corporation (the "Company"), which is convertible into shares of Common Stock of the Company (the "Common Stock"), subject to adjustment as provided herein.

        This Warrant is subject to the following terms and conditions:

        1. Exercise of Warrant. The terms and conditions upon which this Warrant may be exercised, and the Stock covered hereby may be purchased, are as follows:

          1.1 Term. Subject to the terms hereof, this Warrant may be exercised at any time after the date hereof, or from time to time, in whole or in part; provided, however, that in no event may this Warrant be exercised (the "Exercise Date") later than 5:00 p.m. (Pacific Time) on the earlier of (a) the close of business on October 18, 2009 or (b) the closing of a Corporate Transaction (as defined below) (the "Exercise Period"); provided that at least twenty (20) days prior to the occurrence of the closing of a Corporate Transaction, the Company shall have sent to the Holder notice of such event.

CUSIP No. 225235209           SCHEDULE 13G                Page 20 of 68


          For purposes hereof, the term "Corporate Transaction" shall mean (a) the sale, conveyance or disposal of all or substantially all of the Company's property or business; (b) the Company's merger into or consolidation with any other corporation (other than a merger effected exclusively for the purpose of changing the domicile of the Company or a merger in which the owners of the voting stock of the Company prior to the merger own at least 50% of the voting interests in the surviving entity) or any other transaction or series of transactions, in which more than fifty percent (50%) of the voting power of the Company is disposed of (other than a sale by the Company of shares of its capital stock in an equity financing); or (c) the closing of an underwritten public offering of the Company's Common Stock pursuant to a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), with aggregate net proceeds to the Company in excess of twenty-five million dollars ($25,000,000).

          1.2 Number of Shares. This Warrant may be exercised for 62,695 shares of Stock, subject to adjustment as provided herein.

          1.3 Exercise Price. The per share exercise price for the shares of Stock to be issued upon exercise of this Warrant shall be $60.00, subject to adjustment as provided herein (such price as adjusted from time to time as provided herein is called the "Exercise Price").

          1.4 Method of Exercise. The exercise of the purchase rights evidenced by this Warrant shall be effected by (a) the surrender of the Warrant, together with a duly executed copy of the form of a subscription attached hereto as Schedule 1, to the Company at its principal offices and (b) except as set forth in
Section 1.5, the delivery of the aggregate Exercise Price by check or bank draft payable to the Company's order or by wire transfer to the Company's account for the number of shares for which the purchase rights hereunder are being exercised or any other form of consideration approved by the Company's Board of Directors (the "Board"). Each exercise of this Warrant shall be deemed to have been effected immediately prior to the close of business on the day on which this Warrant shall have been surrendered to the Company as provided herein or at such later date as may be specified in the executed form of subscription, and at such time the person or persons in whose name or names any certificate or certificates for shares of Stock shall be issuable upon such exercise as provided herein shall be deemed to have become the holder or holders of record thereof.

CUSIP No. 225235209           SCHEDULE 13G                Page 21 of 68

          1.5   Net Issuance.

              (a)  Right to Convert.  In addition to and
without limiting the rights of the Holder under the terms of this Warrant, the Holder shall have the right to convert this Warrant or any portion thereof (the "Conversion Right") into shares of Stock as provided in this Section 1.5 at any time or from time to time during the Exercise Period. Upon exercise of the Conversion Right with respect to a particular number of shares subject to the Warrant (the "Converted Warrant Shares"), the Company shall deliver to the Holder (without payment by the Holder of any exercise
price or any cash or other consideration) that number of
shares of fully paid and nonassessable Stock computed using
the following formula:
                    X =  Y (A - B)
                              A
          Where     X =  the number of shares of Stock to be
                         delivered to the Holder
                    Y =  the number of Converted Warrant Shares
                    A =  the fair market value of the total
                         number of shares of Common Stock into
                         which one share of Stock can be
                         converted on the Conversion Date (as
                         defined below)
                    B =  the Exercise Price (as adjusted to the
                         Conversion Date)

        The Conversion Right may only be exercised with respect to a whole number of shares subject to the Warrant. No fractional shares shall be issuable upon exercise of the Conversion Right, and if the number of shares to be issued determined in accordance with the foregoing formula is other than a whole number, the Company shall pay to the Holder an amount in cash equal to the fair market value of the resulting fractional share on the Conversion Date (as defined below). Shares issued pursuant to the Conversion Right shall be treated as if they were issued upon the exercise of the Warrant.

              (b)  Method of Exercise.  The Conversion
Right may be exercised by the Holder by the surrender of the Warrant at the principal office of the Company together with a notice in the form attached hereto as Schedule 2 specifying that the Holder thereby intends to exercise the Conversion Right and indicating the total number of shares under the Warrant that the Holder is exercising through the Conversion Right. Such conversion shall be effective upon receipt by the Company of the Warrant together with the aforesaid written statement, or on such later date as is specified therein (the "Conversion Date"). Certificates for the shares issuable upon exercise of the Conversion Right and, if applicable, a new warrant evidencing the balance of the shares remaining subject to the Warrant, shall be issued

CUSIP No. 225235209           SCHEDULE 13G                Page 22 of 68

as of the Conversion Date and shall be delivered to the Holder promptly following the Conversion Date.

              (c) Determination of Fair Market Value. For purposes of this Section 1.5, the fair market value of a share of Common Stock on the Conversion Date shall be the average of the closing prices of the Common Stock as reported on a Trading Market (as defined below) for the last fifteen (15) trading day period ending two (2) days prior to the Conversion Date. For purposes of this Warrant, "Trading Market" shall mean one of the following which has been determined by the Company's Board of Directors to be the Company's principal trading market: NASD OTC Bulletin Board, the Nasdaq SmallCap Market, the Nasdaq National Market, the American Stock Exchange or the New York Stock Exchange. Notwithstanding the foregoing, in the event the Common Stock is not publicly trading on the Conversion Date, the fair market value of a share of Common Stock on the Conversion Date shall be determined in good faith by the Company's Board of Directors.

              (d)  Limit on Exercise.  Notwithstanding any
other provision of this Warrant, the Holder shall not be entitled to exercise the Conversion Right, in whole or in part, unless the Holder agrees, in writing, to immediately convert the Shares issued pursuant to the Conversion Right into shares of the Company's Common Stock (pursuant to the terms of the Company's Amended and Restated Certificate of Incorporation and Certificate of Designations, Preferences and Rights of Series C Preferred Stock of the Company).

        2. Adjustment of Exercise Price and Number of Shares. The Exercise Price and the number of shares purchasable upon the exercise of this Warrant shall be subject to adjustment from time to time upon the occurrence of certain events described in this
Section 2. Upon each adjustment of the Exercise Price, the Holder of this Warrant shall thereafter be entitled to purchase, at the Exercise Price resulting from such adjustment, the number of shares obtained by multiplying the Exercise Price in effect immediately prior to such adjustment by the number of shares purchasable pursuant hereto immediately prior to such adjustment, and dividing the product thereof by the Exercise Price resulting from such adjustment.

          2.1 Subdivision or Combination of Stock. In case the Company shall at any time subdivide its outstanding shares of Series C Preferred Stock into a greater number of shares, the Exercise Price in effect immediately prior to such subdivision shall be proportionately reduced, and conversely, in case the outstanding shares of Series C Preferred Stock of the Company shall be combined into a smaller number of shares, the Exercise Price in effect immediately prior to such combination shall be proportionately increased.

CUSIP No. 225235209           SCHEDULE 13G                Page 23 of 68

          2.2 Dividends in Stock, Other Stock, Property, Reclassification. If at any time or from time to time the holders of the Series C Preferred Stock (or any shares of stock or other securities at the time receivable upon the exercise of this Warrant) shall have received or become entitled to receive, without payment therefor,

              (a)  Series C Preferred Stock, or any shares
of stock or other securities whether or not such securities are at any time directly or indirectly convertible into or exchangeable for Common Stock, or any rights or options to subscribe for, purchase or otherwise acquire any of the foregoing by way of dividend or other distribution, or

              (b)  any cash paid or payable otherwise than
as a cash dividend, or

              (c)  Series C Preferred Stock or other or
additional stock or other securities or property (including cash) by way of spin off, split-up, reclassification, combination of shares or similar corporate rearrangement, (other than shares of Stock issued as a stock split, adjustments in respect of which shall be covered by the terms of Section 2.1 above),

        Then and in each such case, the Holder hereof shall, upon the exercise of this Warrant, be entitled to receive, in addition to the number of shares of Stock receivable thereupon, and without payment of any additional consideration therefore, the amount of stock and other securities and property (including cash in the cases referred to in clauses (b) and (c) above) which such Holder would hold on the date of such exercise had he been the holder of record of such Stock as of the date on which holders of Series C Preferred Stock received or became entitled to receive such shares and/or all other additional stock and other securities and property.

          2.3 Reclassification or Reorganization. If the Stock (or any shares of stock or other securities which may be) issuable upon the exercise of this Warrant shall be changed into the same or different number of shares of any class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares or stock dividend provided for in Section 2.1 above, or a Corporate Transaction, in which case this Warrant shall terminate if not exercised), then and in each such event the Holder shall be entitled to receive upon the exercise of this Warrant the kind and amount of shares of stock and other securities and property receivable upon such reorganization, reclassification or other change, to which a holder of the number of shares of Stock (or

CUSIP No. 225235209           SCHEDULE 13G                Page 24 of 68

any shares of stock or other securities which may be) issuable upon the exercise of this Warrant would have received if this Warrant had been exercised immediately prior to such reorganization, reclassification or other change, all subject to further adjustment as provided herein.

          2.4 Notice of Adjustments and Record Dates. The Company shall promptly notify the Holder in writing of each adjustment or readjustment of the exercise price hereunder and the number of shares of Stock (or any shares of stock or other securities which may be) issuable upon the exercise of this Warrant. Such notice shall state the adjustment or readjustment and show in reasonable detail the facts on which that adjustment or readjustment is based. In the event of any taking by the Company of a record of the holders of Common Stock for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, the Company shall notify the Holder in writing of such record date at least twenty
(20) days prior to the date specified therein.

          2.5 Shares to be Fully Paid; Reservation of Shares. The Company covenants and agrees that all shares of Stock which may be issued upon the exercise of the rights represented by this Warrant will, upon payment of the Exercise Price and issuance pursuant to Section 1.4 or a net issuance pursuant to Section 1.5, be duly authorized, validly issued, fully paid and nonassessable and free from all preemptive rights of any stockholder and free of all taxes, liens and charges with respect to the issue thereof. The Company further covenants and agrees that during the period within which the rights represented by this Warrant may be exercised, the Company will at all times have authorized and reserved, for the purpose of issue or transfer upon exercise of the subscription rights evidenced by this Warrant, a sufficient number of shares of authorized but unissued Series C Preferred Stock and Common Stock into which such Series C Preferred Stock may be converted, or other securities and property, when and as required to provide for the exercise of the rights represented by this Warrant. The Company will take all such action as may be necessary to assure that such shares of Series C Preferred Stock and Common Stock may be issued as provided herein without violation of any applicable law or regulation.

        3. Replacement of Warrants. On receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant and, in the case of any such loss, theft or destruction of this Warrant, on delivery of an indemnity agreement reasonably satisfactory in form and amount to the Company or, in the case of any such mutilation, on surrender and cancellation of such Warrant, the Company at its expense shall execute and deliver to the Holder, in lieu thereof, a new Warrant of like tenor.

CUSIP No. 225235209           SCHEDULE 13G                Page 25 of 68

        4. Investment Intent. Unless a current registration statement under the Securities Act, shall be in effect with respect to the securities to be issued upon exercise of this Warrant, the Holder, by accepting this Warrant, covenants and agrees that, at the time of exercise hereof, and at the time of any proposed transfer of any securities acquired upon exercise hereof, the Holder shall deliver to the Company a written statement that the securities acquired by the Holder upon exercise hereof are for the own account of the Holder for investment and are not acquired with a view to, or for sale in connection with, any distribution thereof (or any portion thereof) and with no present intention (at any such time) of offering or distributing such securities (or any portion thereof).

        5. No Rights or Liability as a Shareholder. This Warrant does not entitle the Holder hereof to any voting rights or other rights as a shareholder of the Company. No provisions hereof, in the absence of affirmative action by the Holder to purchase Stock, and no enumeration herein of the rights or privileges of the Holder, shall give rise to any liability of the Holder as a shareholder of the Company.

        6. Representations of Holder. The Holder hereby represents and acknowledges to the Company that:

          6.1 this Warrant, the Stock issuable upon exercise of this Warrant and any securities issued with respect to any of them by way of a stock dividend or stock split or in connection with a recapitalization, merger, consolidation or other reorganization will be "restricted securities" as such term is used in the rules and regulations under the Securities Act, and that such securities have not been and may not be registered under the Securities Act or any state securities law, and that such securities must be held indefinitely unless registration is effected or transfer can be made pursuant to appropriate exemptions;

          6.2 the Holder has read, and fully understands, the terms of this Warrant set forth on its face and the attachments hereto, including the restrictions on transfer contained herein;

          6.3 the Holder is purchasing for investment for its own account and not with a view to or for sale in connection with any distribution of this Warrant or the Stock of the Company issuable upon exercise of this Warrant and it has no intention of selling such securities in a public distribution in violation of the federal securities laws or any applicable state securities laws;

CUSIP No. 225235209           SCHEDULE 13G                Page 26 of 68

          6.4 the Company may affix the following legends (in addition to any other legend(s), if any, required by applicable state corporate and/or securities laws) to certificates for shares of Stock (or other securities) issued upon exercise of this Warrant ("Warrant Shares"):

               "These securities have not been registered under the Securities Act of 1933, as amended. They may not be sold, offered for sale, pledged or hypothecated in the absence of a registration statement in effect with respect to the securities under such Act or an opinion of counsel satisfactory to the Company that such registration is not required or unless sold pursuant to Rule 144 of such Act."

        7.  Reserved.

        8.  Reserved.

        9. Limitations on Disposition. The Holder of this Warrant, by acceptance hereof, agrees to comply in all respects with the provisions of this Section 9. Without in any way limiting the representations set forth above, the Holder of this Warrant agrees not to make any disposition of this Warrant or any Warrant Shares, unless and until the transferee has agreed in writing for the benefit of the Company to be bound by this
Section 9 and the other provisions of this Warrant as if such transferee were the original Holder hereof, provided and to the extent such provisions are then applicable, and

                (a)  There is then in effect a Registration
Statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such Registration Statement; or

                (b) (i) the Holder shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, and the Company has given its prior written consent (which consent shall not be unreasonably withheld), and (ii) if reasonably requested by the Company, the Holder shall have furnished the Company with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration of the Warrant and/or the Warrant Shares under the Securities Act. It is agreed that the Company will not require opinions of counsel for transactions made pursuant to Rule 144 except in unusual circumstances.

        Notwithstanding any other provision of this Section 9, Holder may transfer this Warrant and/or the Warrant Shares to any investment fund in which MedCap Management & Research LLC or any of its affiliates is the General Partner or the manager; provided that, such fund is an "accredited investor" as such term is then defined in Section 501 of Regulation D promulgated pursuant to the Securities Act.

CUSIP No. 225235209           SCHEDULE 13G                Page 27 of 68

        10. Miscellaneous.

          10.1 Transfer of Warrant. In addition to the transfer restrictions set forth in Section 9, this Warrant shall not be transferable or assignable in any manner and no interest shall be pledged or otherwise encumbered by the Holder without the express written consent of the Company.

          10.2 Titles and Subtitles. The titles and subtitles used in this Warrant are for convenience only and are not to be considered in construing or interpreting this Warrant.

          10.3 Notice. Notice or demand pursuant to this Warrant shall be sufficiently given or made, if sent by first-class mail, postage prepaid, addressed, if to the Holder of this Warrant, to the Holder at its last known address as it shall appear in the records of the Company, and if to the Company, at 14114 Dallas Pkwy., Suite 600, Dallas, TX 75254, Attention:
Secretary. The Company may alter the address to which communications are to be sent by giving notice of such change of address in conformity with the provisions of this Section 10.3 for the giving of notice.

          10.4 Attorneys' Fees. If any action at law or in equity is necessary to enforce or interpret the terms of this Warrant, the prevailing party shall be entitled to reasonable attorneys' fees, costs and disbursements in addition to any other relief to which such party may be entitled.

          10.5 Amendment. This Warrant may be modified, amended or terminated by a writing signed by the Company and the Holder.

          10.6 Severability. If one or more provisions of this Warrant are held to be unenforceable under applicable law, such provision shall be excluded from this Warrant and the balance of the Warrant shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

          10.7 Governing Law. This Warrant shall be governed by and construed and enforced in accordance with the laws of the State of Delaware, without giving effect to its conflicts of laws principles.

CUSIP No. 225235209           SCHEDULE 13G                Page 28 of 68

         Counterparts. This Warrant may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date:  October 18, 2004       CRDENTIA CORP.


                              /s/ James D. Durham
                              -----------------------------
                                By:  James D. Durham
                                 Its:  Chief Executive Officer
ACKNOWLEDGED AND AGREED:
MEDCAP PARTNERS L.P.
By: MedCap Management & Research LLC
Its:    General Partner
    /s/ C. Fred Toney
    -------------------------
    By:  C. Fred Toney
    Its:  Managing Member

CUSIP No. 225235209           SCHEDULE 13G                Page 29 of 68

                           SCHEDULE 1


                       SUBSCRIPTION NOTICE
       (To be signed only on exercise of Warrant for cash)



To: Crdentia Corp.

     The undersigned, the holder of the Warrant attached hereto,

hereby irrevocably elects to exercise the purchase rights

represented by such Warrant for, and to purchase thereunder,

__________* shares of Stock of Crdentia Corp., and herewith makes payment of $__________ therefor, and requests that the

certificates for such shares be issued in the name of, and

delivered to ____________________, whose address is

______________________________.



                              (Signature must conform in all respects to name of the Holder as specified on the face of the Warrant)



                              (Print Name)



                              (Address)


Dated:  ____________________

*Insert here the number of shares as to which the Warrant is being exercised.

CUSIP No. 225235209           SCHEDULE 13G                Page 30 of 68

                           SCHEDULE 2


                 NOTICE OF NET ISSUANCE EXERCISE

     (To be signed only on net issuance exercise of Warrant)



To: Crdentia Corp.:

     Pursuant to Section 1.5 of the Warrant, the undersigned, the holder of the Warrant attached hereto, hereby irrevocably elects to exercise the net issuance rights with respect to _____________

shares of such Warrant for that number of shares of Stock of

Crdentia Corp., determined pursuant to the formula set forth in

Section 1.5 of the Warrant, and requests that the certificates for such shares be issued in the name of, and delivered to

___________________, whose address is

_________________________________________.



                              (Signature must conform in all respects to name of the Holder as specified on the face of the Warrant)



                              (Print Name)



                              (Address)


Dated:  ____________________

CUSIP No. 225235209           SCHEDULE 13G                Page 31 of 68

                            Exhibit 7

             WARRANT TO PURCHASE SHARES OF SERIES C
         PREFERRED STOCK OF THE ISSUER ISSUED TO MEDCAP


     THIS WARRANT AND THE SECURITIES ISSUABLE UPON THE EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY STATE SECURITIES LAWS. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED OR UNLESS SOLD PURSUANT TO AN EXEMPTION TO SUCH ACT.


                                                       Void after
                                                 October 25, 2009


                   WARRANT TO PURCHASE SHARES
                   OF SERIES C PREFERRED STOCK
                               of
                         CRDENTIA CORP.

        This certifies that, for value received, MedCap Partners L.P., together with its successors and assigns (the "Holder") is entitled to subscribe for and purchase, on the terms hereof, shares of Series C Preferred Stock (the "Stock") of Crdentia Corp., a Delaware corporation (the "Company"), which is convertible into shares of Common Stock of the Company (the "Common Stock"), subject to adjustment as provided herein.

        This Warrant is subject to the following terms and conditions:

        1. Exercise of Warrant. The terms and conditions upon which this Warrant may be exercised, and the Stock covered hereby may be purchased, are as follows:

          1.1 Term. Subject to the terms hereof, this Warrant may be exercised at any time after the date hereof, or from time to time, in whole or in part; provided, however, that in no event may this Warrant be exercised (the "Exercise Date") later than 5:00 p.m. (Pacific Time) on the earlier of (a) the close of business on October 25, 2009 or (b) the closing of a Corporate Transaction (as defined below) (the "Exercise Period"); provided that at least twenty (20) days prior to the occurrence of the closing of a Corporate Transaction, the Company shall have sent to the Holder notice of such event.

CUSIP No. 225235209           SCHEDULE 13G                Page 32 of 68

          For purposes hereof, the term "Corporate Transaction" shall mean (a) the sale, conveyance or disposal of all or substantially all of the Company's property or business; (b) the Company's merger into or consolidation with any other corporation (other than a merger effected exclusively for the purpose of changing the domicile of the Company or a merger in which the owners of the voting stock of the Company prior to the merger own at least 50% of the voting interests in the surviving entity) or any other transaction or series of transactions, in which more than fifty percent (50%) of the voting power of the Company is disposed of (other than a sale by the Company of shares of its capital stock in an equity financing); or (c) the closing of an underwritten public offering of the Company's Common Stock pursuant to a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), with aggregate net proceeds to the Company in excess of twenty-five million dollars ($25,000,000).

          1.2 Number of Shares. This Warrant may be exercised for 17,712 shares of Stock, subject to adjustment as provided herein.

          1.3 Exercise Price. The per share exercise price for the shares of Stock to be issued upon exercise of this Warrant shall be $60.00, subject to adjustment as provided herein (such price as adjusted from time to time as provided herein is called the "Exercise Price").

          1.4 Method of Exercise. The exercise of the purchase rights evidenced by this Warrant shall be effected by (a) the surrender of the Warrant, together with a duly executed copy of the form of a subscription attached hereto as Schedule 1, to the Company at its principal offices and (b) except as set forth in
Section 1.5, the delivery of the aggregate Exercise Price by check or bank draft payable to the Company's order or by wire transfer to the Company's account for the number of shares for which the purchase rights hereunder are being exercised or any other form of consideration approved by the Company's Board of Directors (the "Board"). Each exercise of this Warrant shall be deemed to have been effected immediately prior to the close of business on the day on which this Warrant shall have been surrendered to the Company as provided herein or at such later date as may be specified in the executed form of subscription, and at such time the person or persons in whose name or names any certificate or certificates for shares of Stock shall be issuable upon such exercise as provided herein shall be deemed to have become the holder or holders of record thereof.

CUSIP No. 225235209           SCHEDULE 13G                Page 33 of 68

          1.5   Net Issuance.

              (a)  Right to Convert.  In addition to and
without limiting the rights of the Holder under the terms of this Warrant, the Holder shall have the right to convert this Warrant or any portion thereof (the "Conversion Right") into shares of Stock as provided in this Section 1.5 at any time or from time to time during the Exercise Period. Upon exercise of the Conversion Right with respect to a particular number of shares subject to the Warrant (the "Converted Warrant Shares"), the Company shall deliver to the Holder (without payment by the Holder of any exercise
price or any cash or other consideration) that number of
shares of fully paid and nonassessable Stock computed using
the following formula:
                    X =  Y (A - B)
                              A
          Where     X =  the number of shares of Stock to be
                         delivered to the Holder
                    Y =  the number of Converted Warrant Shares
                    A =  the fair market value of the total
                         number of shares of Common Stock into
                         which one share of Stock can be
                         converted on the Conversion Date (as
                         defined below)
                    B =  the Exercise Price (as adjusted to the
                         Conversion Date)

        The Conversion Right may only be exercised with respect to a whole number of shares subject to the Warrant. No fractional shares shall be issuable upon exercise of the Conversion Right, and if the number of shares to be issued determined in accordance with the foregoing formula is other than a whole number, the Company shall pay to the Holder an amount in cash equal to the fair market value of the resulting fractional share on the Conversion Date (as defined below). Shares issued pursuant to the Conversion Right shall be treated as if they were issued upon the exercise of the Warrant.

              (b)  Method of Exercise.  The Conversion
Right may be exercised by the Holder by the surrender of the Warrant at the principal office of the Company together with a notice in the form attached hereto as Schedule 2 specifying that the Holder thereby intends to exercise the Conversion Right and indicating the total number of shares under the Warrant that the Holder is exercising through the Conversion Right. Such conversion shall be effective upon receipt by the Company of the Warrant together with the aforesaid written statement, or on such later date as is specified therein (the "Conversion Date"). Certificates for the shares issuable upon exercise of the Conversion Right and, if applicable, a new warrant evidencing the balance of the shares remaining subject to the Warrant, shall be issued as of the Conversion Date and shall be delivered to the Holder promptly following the Conversion Date.

CUSIP No. 225235209           SCHEDULE 13G                Page 34 of 68

              (c) Determination of Fair Market Value. For purposes of this Section 1.5, the fair market value of a share of Common Stock on the Conversion Date shall be the average of the closing prices of the Common Stock as reported on a Trading Market (as defined below) for the last fifteen (15) trading day period ending two (2) days prior to the Conversion Date. For purposes of this Warrant, "Trading Market" shall mean one of the following which has been determined by the Company's Board of Directors to be the Company's principal trading market: NASD OTC Bulletin Board, the Nasdaq SmallCap Market, the Nasdaq National Market, the American Stock Exchange or the New York Stock Exchange. Notwithstanding the foregoing, in the event the Common Stock is not publicly trading on the Conversion Date, the fair market value of a share of Common Stock on the Conversion Date shall be determined in good faith by the Company's Board of Directors.

              (d)  Limit on Exercise.  Notwithstanding any
other provision of this Warrant, the Holder shall not be entitled to exercise the Conversion Right, in whole or in part, unless the Holder agrees, in writing, to immediately convert the Shares issued pursuant to the Conversion Right into shares of the Company's Common Stock (pursuant to the terms of the Company's Amended and Restated Certificate of Incorporation and Certificate of Designations, Preferences and Rights of Series C Preferred Stock of the Company).

        2. Adjustment of Exercise Price and Number of Shares. The Exercise Price and the number of shares purchasable upon the exercise of this Warrant shall be subject to adjustment from time to time upon the occurrence of certain events described in this
Section 2. Upon each adjustment of the Exercise Price, the Holder of this Warrant shall thereafter be entitled to purchase, at the Exercise Price resulting from such adjustment, the number of shares obtained by multiplying the Exercise Price in effect immediately prior to such adjustment by the number of shares purchasable pursuant hereto immediately prior to such adjustment, and dividing the product thereof by the Exercise Price resulting from such adjustment.

          2.1 Subdivision or Combination of Stock. In case the Company shall at any time subdivide its outstanding shares of Series C Preferred Stock into a greater number of shares, the Exercise Price in effect immediately prior to such subdivision shall be proportionately reduced, and conversely, in case the outstanding shares of Series C Preferred Stock of the Company shall be combined into a smaller number of shares, the Exercise Price in effect immediately prior to such combination shall be proportionately increased.

          2.2 Dividends in Stock, Other Stock, Property, Reclassification. If at any time or from time to time the holders of the Series C Preferred Stock (or any shares of stock or other securities at the time receivable upon the exercise of this Warrant) shall have received or become entitled to receive, without payment therefor,

CUSIP No. 225235209           SCHEDULE 13G                Page 35 of 68

              (a)  Series C Preferred Stock, or any shares
of stock or other securities whether or not such securities are at any time directly or indirectly convertible into or exchangeable for Common Stock, or any rights or options to subscribe for, purchase or otherwise acquire any of the foregoing by way of dividend or other distribution, or

              (b)  any cash paid or payable otherwise than
as a cash dividend, or

              (c)  Series C Preferred Stock or other or
additional stock or other securities or property (including cash) by way of spin off, split-up, reclassification, combination of shares or similar corporate rearrangement, (other than shares of Stock issued as a stock split, adjustments in respect of which shall be covered by the terms of Section 2.1 above),
        Then and in each such case, the Holder hereof shall, upon the exercise of this Warrant, be entitled to receive, in addition to the number of shares of Stock receivable thereupon, and without payment of any additional consideration therefore, the amount of stock and other securities and property (including cash in the cases referred to in clauses (b) and (c) above) which such Holder would hold on the date of such exercise had he been the holder of record of such Stock as of the date on which holders of Series C Preferred Stock received or became entitled to receive such shares and/or all other additional stock and other securities and property.

          2.3 Reclassification or Reorganization. If the Stock (or any shares of stock or other securities which may be) issuable upon the exercise of this Warrant shall be changed into the same or different number of shares of any class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares or stock dividend provided for in Section 2.1 above, or a Corporate Transaction, in which case this Warrant shall terminate if not exercised), then and in each such event the Holder shall be entitled to receive upon the exercise of this Warrant the kind and amount of shares of stock and other securities and property receivable upon such reorganization, reclassification or other change, to which a holder of the number of shares of Stock (or any shares of stock or other securities which may be) issuable upon the exercise of this Warrant would have received if this Warrant had been exercised immediately prior to such reorganization, reclassification or other change, all subject to further adjustment as provided herein.

CUSIP No. 225235209           SCHEDULE 13G                Page 36 of 68

          2.4 Notice of Adjustments and Record Dates. The Company shall promptly notify the Holder in writing of each adjustment or readjustment of the exercise price hereunder and the number of shares of Stock (or any shares of stock or other securities which may be) issuable upon the exercise of this Warrant. Such notice shall state the adjustment or readjustment and show in reasonable detail the facts on which that adjustment or readjustment is based. In the event of any taking by the Company of a record of the holders of Common Stock for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, the Company shall notify the Holder in writing of such record date at least twenty
(20) days prior to the date specified therein.

          2.5 Shares to be Fully Paid; Reservation of Shares. The Company covenants and agrees that all shares of Stock which may be issued upon the exercise of the rights represented by this Warrant will, upon payment of the Exercise Price and issuance pursuant to Section 1.4 or a net issuance pursuant to Section 1.5, be duly authorized, validly issued, fully paid and nonassessable and free from all preemptive rights of any stockholder and free of all taxes, liens and charges with respect to the issue thereof. The Company further covenants and agrees that during the period within which the rights represented by this Warrant may be exercised, the Company will at all times have authorized and reserved, for the purpose of issue or transfer upon exercise of the subscription rights evidenced by this Warrant, a sufficient number of shares of authorized but unissued Series C Preferred Stock and Common Stock into which such Series C Preferred Stock may be converted, or other securities and property, when and as required to provide for the exercise of the rights represented by this Warrant. The Company will take all such action as may be necessary to assure that such shares of Series C Preferred Stock and Common Stock may be issued as provided herein without violation of any applicable law or regulation.

        3. Replacement of Warrants. On receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant and, in the case of any such loss, theft or destruction of this Warrant, on delivery of an indemnity agreement reasonably satisfactory in form and amount to the Company or, in the case of any such mutilation, on surrender and cancellation of such Warrant, the Company at its expense shall execute and deliver to the Holder, in lieu thereof, a new Warrant of like tenor.

CUSIP No. 225235209           SCHEDULE 13G                Page 37 of 68

        4. Investment Intent. Unless a current registration statement under the Securities Act, shall be in effect with respect to the securities to be issued upon exercise of this Warrant, the Holder, by accepting this Warrant, covenants and agrees that, at the time of exercise hereof, and at the time of any proposed transfer of any securities acquired upon exercise hereof, the Holder shall deliver to the Company a written statement that the securities acquired by the Holder upon exercise hereof are for the own account of the Holder for investment and are not acquired with a view to, or for sale in connection with, any distribution thereof (or any portion thereof) and with no present intention (at any such time) of offering or distributing such securities (or any portion thereof).

        5. No Rights or Liability as a Shareholder. This Warrant does not entitle the Holder hereof to any voting rights or other rights as a shareholder of the Company. No provisions hereof, in the absence of affirmative action by the Holder to purchase Stock, and no enumeration herein of the rights or privileges of the Holder, shall give rise to any liability of the Holder as a shareholder of the Company.

        6. Representations of Holder. The Holder hereby represents and acknowledges to the Company that:

          6.1 this Warrant, the Stock issuable upon exercise of this Warrant and any securities issued with respect to any of them by way of a stock dividend or stock split or in connection with a recapitalization, merger, consolidation or other reorganization will be "restricted securities" as such term is used in the rules and regulations under the Securities Act, and that such securities have not been and may not be registered under the Securities Act or any state securities law, and that such securities must be held indefinitely unless registration is effected or transfer can be made pursuant to appropriate exemptions;

          6.2 the Holder has read, and fully understands, the terms of this Warrant set forth on its face and the attachments hereto, including the restrictions on transfer contained herein;

          6.3 the Holder is purchasing for investment for its own account and not with a view to or for sale in connection with any distribution of this Warrant or the Stock of the Company issuable upon exercise of this Warrant and it has no intention of selling such securities in a public distribution in violation of the federal securities laws or any applicable state securities laws;

CUSIP No. 225235209           SCHEDULE 13G                Page 38 of 68

          6.4 the Company may affix the following legends (in addition to any other legend(s), if any, required by applicable state corporate and/or securities laws) to certificates for shares of Stock (or other securities) issued upon exercise of this Warrant ("Warrant Shares"):

               "These securities have not been registered under the Securities Act of 1933, as amended. They may not be sold, offered for sale, pledged or hypothecated in the absence of a registration statement in effect with respect to the securities under such Act or an opinion of counsel satisfactory to the Company that such registration is not required or unless sold pursuant to Rule 144 of such Act."



        7.  Reserved.

        8.  Reserved.

        9. Limitations on Disposition. The Holder of this Warrant, by acceptance hereof, agrees to comply in all respects with the provisions of this Section 9. Without in any way limiting the representations set forth above, the Holder of this Warrant agrees not to make any disposition of this Warrant or any Warrant Shares, unless and until the transferee has agreed in writing for the benefit of the Company to be bound by this
Section 9 and the other provisions of this Warrant as if such transferee were the original Holder hereof, provided and to the extent such provisions are then applicable, and

                (a)  There is then in effect a Registration
Statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such Registration Statement; or

                (b) (i) the Holder shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, and the Company has given its prior written consent (which consent shall not be unreasonably withheld), and (ii) if reasonably requested by the Company, the Holder shall have furnished the Company with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration of the Warrant and/or the Warrant Shares under the Securities Act. It is agreed that the Company will not require opinions of counsel for transactions made pursuant to Rule 144 except in unusual circumstances.

CUSIP No. 225235209           SCHEDULE 13G                Page 39 of 68

        Notwithstanding any other provision of this Section 9, Holder may transfer this Warrant and/or the Warrant Shares to any investment fund in which MedCap Management & Research LLC or any of its affiliates is the General Partner or the manager; provided that, such fund is an "accredited investor" as such term is then defined in Section 501 of Regulation D promulgated pursuant to the Securities Act.

        10. Miscellaneous.

          10.1 Transfer of Warrant. In addition to the transfer restrictions set forth in Section 9, this Warrant shall not be transferable or assignable in any manner and no interest shall be pledged or otherwise encumbered by the Holder without the express written consent of the Company.

          10.2 Titles and Subtitles. The titles and subtitles used in this Warrant are for convenience only and are not to be considered in construing or interpreting this Warrant.

          10.3 Notice. Notice or demand pursuant to this Warrant shall be sufficiently given or made, if sent by first-class mail, postage prepaid, addressed, if to the Holder of this Warrant, to the Holder at its last known address as it shall appear in the records of the Company, and if to the Company, at 14114 Dallas Pkwy., Suite 600, Dallas, TX 75254, Attention:
Secretary. The Company may alter the address to which communications are to be sent by giving notice of such change of address in conformity with the provisions of this Section 10.3 for the giving of notice.

          10.4 Attorneys' Fees. If any action at law or in equity is necessary to enforce or interpret the terms of this Warrant, the prevailing party shall be entitled to reasonable attorneys' fees, costs and disbursements in addition to any other relief to which such party may be entitled.

          10.5 Amendment. This Warrant may be modified, amended or terminated by a writing signed by the Company and the Holder.

          10.6 Severability. If one or more provisions of this Warrant are held to be unenforceable under applicable law, such provision shall be excluded from this Warrant and the balance of the Warrant shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

          10.7 Governing Law. This Warrant shall be governed by and construed and enforced in accordance with the laws of the State of Delaware, without giving effect to its conflicts of laws principles.

CUSIP No. 225235209           SCHEDULE 13G                Page 40 of 68


Counterparts. This Warrant may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date:  October 25, 2004       CRDENTIA CORP.


                              /s/ James D. Durham
                              -----------------------------
                                By:  James D. Durham
                                 Its:  Chief Executive Officer


ACKNOWLEDGED AND AGREED:

MEDCAP PARTNERS L.P.

By: MedCap Management & Research LLC
Its:    General Partner

    /s/ C. Fred Toney
    --------------------------
    By:  C. Fred Toney
    Its:  Managing Member

CUSIP No. 225235209           SCHEDULE 13G                Page 41 of 68


                           SCHEDULE 1


                       SUBSCRIPTION NOTICE
       (To be signed only on exercise of Warrant for cash)



To: Crdentia Corp.

     The undersigned, the holder of the Warrant attached hereto,

hereby irrevocably elects to exercise the purchase rights

represented by such Warrant for, and to purchase thereunder,

__________* shares of Stock of Crdentia Corp., and herewith makes payment of $__________ therefor, and requests that the

certificates for such shares be issued in the name of, and

delivered to ____________________, whose address is

______________________________.



                              (Signature must conform in all respects to name of the Holder as specified on the face of the Warrant)



                              (Print Name)



                              (Address)


Dated:  ____________________

*Insert here the number of shares as to which the Warrant is being exercised.

CUSIP No. 225235209           SCHEDULE 13G                Page 42 of 68


                           SCHEDULE 2


                 NOTICE OF NET ISSUANCE EXERCISE

     (To be signed only on net issuance exercise of Warrant)



To: Crdentia Corp.:

     Pursuant to Section 1.5 of the Warrant, the undersigned, the holder of the Warrant attached hereto, hereby irrevocably elects to exercise the net issuance rights with respect to _____________

shares of such Warrant for that number of shares of Stock of

Crdentia Corp., determined pursuant to the formula set forth in

Section 1.5 of the Warrant, and requests that the certificates for such shares be issued in the name of, and delivered to

___________________, whose address is

_________________________________________.



                              (Signature must conform in all respects to name of the Holder as specified on the face of the Warrant)



                              (Print Name)



                              (Address)


Dated:  ____________________

CUSIP No. 225235209           SCHEDULE 13G                Page 43 of 68

                            Exhibit 8

             WARRANT TO PURCHASE SHARES OF SERIES C
         PREFERRED STOCK OF THE ISSUER ISSUED TO MEDCAP


     THIS WARRANT AND THE SECURITIES ISSUABLE UPON THE EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY STATE SECURITIES LAWS. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED OR UNLESS SOLD PURSUANT TO AN EXEMPTION TO SUCH ACT.


                                                       Void after
                                                 November 3, 2009


                   WARRANT TO PURCHASE SHARES
                   OF SERIES C PREFERRED STOCK
                               of
                         CRDENTIA CORP.

        This certifies that, for value received, MedCap Partners L.P., together with its successors and assigns (the "Holder") is entitled to subscribe for and purchase, on the terms hereof, shares of Series C Preferred Stock (the "Stock") of Crdentia Corp., a Delaware corporation (the "Company"), which is convertible into shares of Common Stock of the Company (the "Common Stock"), subject to adjustment as provided herein.

        This Warrant is subject to the following terms and conditions:

        1. Exercise of Warrant. The terms and conditions upon which this Warrant may be exercised, and the Stock covered hereby may be purchased, are as follows:

          1.1 Term. Subject to the terms hereof, this Warrant may be exercised at any time after the date hereof, or from time to time, in whole or in part; provided, however, that in no event may this Warrant be exercised (the "Exercise Date") later than 5:00 p.m. (Pacific Time) on the earlier of (a) the close of business on November 3, 2009 or (b) the closing of a Corporate Transaction (as defined below) (the "Exercise Period"); provided that at least twenty (20) days prior to the occurrence of the closing of a Corporate Transaction, the Company shall have sent to the Holder notice of such event.

CUSIP No. 225235209           SCHEDULE 13G                Page 44 of 68

          For purposes hereof, the term "Corporate Transaction" shall mean (a) the sale, conveyance or disposal of all or substantially all of the Company's property or business; (b) the Company's merger into or consolidation with any other corporation (other than a merger effected exclusively for the purpose of changing the domicile of the Company or a merger in which the owners of the voting stock of the Company prior to the merger own at least 50% of the voting interests in the surviving entity) or any other transaction or series of transactions, in which more than fifty percent (50%) of the voting power of the Company is disposed of (other than a sale by the Company of shares of its capital stock in an equity financing); or (c) the closing of an underwritten public offering of the Company's Common Stock pursuant to a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), with aggregate net proceeds to the Company in excess of twenty-five million dollars ($25,000,000).

          1.2 Number of Shares. This Warrant may be exercised for 73,875 shares of Stock, subject to adjustment as provided herein.

          1.3 Exercise Price. The per share exercise price for the shares of Stock to be issued upon exercise of this Warrant shall be $60.00, subject to adjustment as provided herein (such price as adjusted from time to time as provided herein is called the "Exercise Price").

          1.4 Method of Exercise. The exercise of the purchase rights evidenced by this Warrant shall be effected by (a) the surrender of the Warrant, together with a duly executed copy of the form of a subscription attached hereto as Schedule 1, to the Company at its principal offices and (b) except as set forth in
Section 1.5, the delivery of the aggregate Exercise Price by check or bank draft payable to the Company's order or by wire transfer to the Company's account for the number of shares for which the purchase rights hereunder are being exercised or any other form of consideration approved by the Company's Board of Directors (the "Board"). Each exercise of this Warrant shall be deemed to have been effected immediately prior to the close of business on the day on which this Warrant shall have been surrendered to the Company as provided herein or at such later date as may be specified in the executed form of subscription, and at such time the person or persons in whose name or names any certificate or certificates for shares of Stock shall be issuable upon such exercise as provided herein shall be deemed to have become the holder or holders of record thereof.

CUSIP No. 225235209           SCHEDULE 13G                Page 45 of 68

          1.5   Net Issuance.

              (a)  Right to Convert.  In addition to and
without limiting the rights of the Holder under the terms of this Warrant, the Holder shall have the right to convert this Warrant or any portion thereof (the "Conversion Right") into shares of Stock as provided in this Section 1.5 at any time or from time to time during the Exercise Period. Upon exercise of the Conversion Right with respect to a particular number of shares subject to the Warrant (the "Converted Warrant Shares"), the Company shall deliver to the Holder (without payment by the Holder of any exercise
price or any cash or other consideration) that number of
shares of fully paid and nonassessable Stock computed using
the following formula:
                    X =  Y (A - B)
                              A
          Where     X =  the number of shares of Stock to be
                         delivered to the Holder
                    Y =  the number of Converted Warrant Shares
                    A =  the fair market value of the total
                         number of shares of Common Stock into
                         which one share of Stock can be
                         converted on the Conversion Date (as
                         defined below)
                    B =  the Exercise Price (as adjusted to the
                         Conversion Date)

        The Conversion Right may only be exercised with respect to a whole number of shares subject to the Warrant. No fractional shares shall be issuable upon exercise of the Conversion Right, and if the number of shares to be issued determined in accordance with the foregoing formula is other than a whole number, the Company shall pay to the Holder an amount in cash equal to the fair market value of the resulting fractional share on the Conversion Date (as defined below). Shares issued pursuant to the Conversion Right shall be treated as if they were issued upon the exercise of the Warrant.


              (b)  Method of Exercise.  The Conversion
Right may be exercised by the Holder by the surrender of the Warrant at the principal office of the Company together with a notice in the form attached hereto as Schedule 2 specifying that the Holder thereby intends to exercise the Conversion Right and indicating the total number of shares under the Warrant that the Holder is exercising through the Conversion Right. Such conversion shall be effective upon receipt by the Company of the Warrant together with the aforesaid written statement, or on such later date as is specified therein (the "Conversion Date"). Certificates for the shares issuable upon exercise of the Conversion Right and, if applicable, a new warrant evidencing the balance of

CUSIP No. 225235209           SCHEDULE 13G                Page 46 of 68

the shares remaining subject to the Warrant, shall be issued as of the Conversion Date and shall be delivered to the Holder promptly following the Conversion Date.

              (c) Determination of Fair Market Value. For purposes of this Section 1.5, the fair market value of a share of Common Stock on the Conversion Date shall be the average of the closing prices of the Common Stock as reported on a Trading Market (as defined below) for the last fifteen (15) trading day period ending two (2) days prior to the Conversion Date. For purposes of this Warrant, "Trading Market" shall mean one of the following which has been determined by the Company's Board of Directors to be the Company's principal trading market: NASD OTC Bulletin Board, the Nasdaq SmallCap Market, the Nasdaq National Market, the American Stock Exchange or the New York Stock Exchange. Notwithstanding the foregoing, in the event the Common Stock is not publicly trading on the Conversion Date, the fair market value of a share of Common Stock on the Conversion Date shall be determined in good faith by the Company's Board of Directors.

              (d)  Limit on Exercise.  Notwithstanding any
other provision of this Warrant, the Holder shall not be entitled to exercise the Conversion Right, in whole or in part, unless the Holder agrees, in writing, to immediately convert the Shares issued pursuant to the Conversion Right into shares of the Company's Common Stock (pursuant to the terms of the Company's Amended and Restated Certificate of Incorporation and Certificate of Designations, Preferences and Rights of Series C Preferred Stock of the Company).
        2. Adjustment of Exercise Price and Number of Shares. The Exercise Price and the number of shares purchasable upon the exercise of this Warrant shall be subject to adjustment from time to time upon the occurrence of certain events described in this
Section 2. Upon each adjustment of the Exercise Price, the Holder of this Warrant shall thereafter be entitled to purchase, at the Exercise Price resulting from such adjustment, the number of shares obtained by multiplying the Exercise Price in effect immediately prior to such adjustment by the number of shares purchasable pursuant hereto immediately prior to such adjustment, and dividing the product thereof by the Exercise Price resulting from such adjustment.

          2.1 Subdivision or Combination of Stock. In case the Company shall at any time subdivide its outstanding shares of Series C Preferred Stock into a greater number of shares, the Exercise Price in effect immediately prior to such subdivision shall be proportionately reduced, and conversely, in case the outstanding shares of Series C Preferred Stock of the Company shall be combined into a smaller number of shares, the Exercise Price in effect immediately prior to such combination shall be proportionately increased.

CUSIP No. 225235209           SCHEDULE 13G                Page 47 of 68

          2.2 Dividends in Stock, Other Stock, Property, Reclassification. If at any time or from time to time the holders of the Series C Preferred Stock (or any shares of stock or other securities at the time receivable upon the exercise of this Warrant) shall have received or become entitled to receive, without payment therefor,


              (a)  Series C Preferred Stock, or any shares
of stock or other securities whether or not such securities are at any time directly or indirectly convertible into or exchangeable for Common Stock, or any rights or options to subscribe for, purchase or otherwise acquire any of the foregoing by way of dividend or other distribution, or

              (b)  any cash paid or payable otherwise than
as a cash dividend, or

              (c)  Series C Preferred Stock or other or
additional stock or other securities or property (including cash) by way of spin off, split-up, reclassification, combination of shares or similar corporate rearrangement, (other than shares of Stock issued as a stock split, adjustments in respect of which shall be covered by the terms of Section 2.1 above),

        Then and in each such case, the Holder hereof shall, upon the exercise of this Warrant, be entitled to receive, in addition to the number of shares of Stock receivable thereupon, and without payment of any additional consideration therefore, the amount of stock and other securities and property (including cash in the cases referred to in clauses (b) and (c) above) which such Holder would hold on the date of such exercise had he been the holder of record of such Stock as of the date on which holders of Series C Preferred Stock received or became entitled to receive such shares and/or all other additional stock and other securities and property.

          2.3 Reclassification or Reorganization. If the Stock (or any shares of stock or other securities which may be) issuable upon the exercise of this Warrant shall be changed into the same or different number of shares of any class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares or stock dividend provided for in Section 2.1 above, or a Corporate Transaction, in which case this Warrant shall terminate if not exercised), then and in each such event the Holder shall be entitled to receive upon the exercise of this Warrant the kind and amount of shares of stock and other securities and property receivable upon such reorganization, reclassification or other change, to which a holder of the number of shares of Stock (or any shares of stock or other securities which may be) issuable upon the exercise of this Warrant would have received if this

CUSIP No. 225235209           SCHEDULE 13G                Page 48 of 68

Warrant had been exercised immediately prior to such reorganization, reclassification or other change, all subject to further adjustment as provided herein.

          2.4 Notice of Adjustments and Record Dates. The Company shall promptly notify the Holder in writing of each adjustment or readjustment of the exercise price hereunder and the number of shares of Stock (or any shares of stock or other securities which may be) issuable upon the exercise of this Warrant. Such notice shall state the adjustment or readjustment and show in reasonable detail the facts on which that adjustment or readjustment is based. In the event of any taking by the Company of a record of the holders of Common Stock for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, the Company shall notify the Holder in writing of such record date at least twenty
(20) days prior to the date specified therein.

          2.5 Shares to be Fully Paid; Reservation of Shares. The Company covenants and agrees that all shares of Stock which may be issued upon the exercise of the rights represented by this Warrant will, upon payment of the Exercise Price and issuance pursuant to Section 1.4 or a net issuance pursuant to Section 1.5, be duly authorized, validly issued, fully paid and nonassessable and free from all preemptive rights of any stockholder and free of all taxes, liens and charges with respect to the issue thereof. The Company further covenants and agrees that during the period within which the rights represented by this Warrant may be exercised, the Company will at all times have authorized and reserved, for the purpose of issue or transfer upon exercise of the subscription rights evidenced by this Warrant, a sufficient number of shares of authorized but unissued Series C Preferred Stock and Common Stock into which such Series C Preferred Stock may be converted, or other securities and property, when and as required to provide for the exercise of the rights represented by this Warrant. The Company will take all such action as may be necessary to assure that such shares of Series C Preferred Stock and Common Stock may be issued as provided herein without violation of any applicable law or regulation.

        3. Replacement of Warrants. On receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant and, in the case of any such loss, theft or destruction of this Warrant, on delivery of an indemnity agreement reasonably satisfactory in form and amount to the Company or, in the case of any such mutilation, on surrender and cancellation of such Warrant, the Company at its expense shall execute and deliver to the Holder, in lieu thereof, a new Warrant of like tenor.

CUSIP No. 225235209           SCHEDULE 13G                Page 49 of 68

        4. Investment Intent. Unless a current registration statement under the Securities Act, shall be in effect with respect to the securities to be issued upon exercise of this Warrant, the Holder, by accepting this Warrant, covenants and agrees that, at the time of exercise hereof, and at the time of any proposed transfer of any securities acquired upon exercise hereof, the Holder shall deliver to the Company a written statement that the securities acquired by the Holder upon exercise hereof are for the own account of the Holder for investment and are not acquired with a view to, or for sale in connection with, any distribution thereof (or any portion thereof) and with no present intention (at any such time) of offering or distributing such securities (or any portion thereof).

        5. No Rights or Liability as a Shareholder. This Warrant does not entitle the Holder hereof to any voting rights or other rights as a shareholder of the Company. No provisions hereof, in the absence of affirmative action by the Holder to purchase Stock, and no enumeration herein of the rights or privileges of the Holder, shall give rise to any liability of the Holder as a shareholder of the Company.

        6. Representations of Holder. The Holder hereby represents and acknowledges to the Company that:

          6.1 this Warrant, the Stock issuable upon exercise of this Warrant and any securities issued with respect to any of them by way of a stock dividend or stock split or in connection with a recapitalization, merger, consolidation or other reorganization will be "restricted securities" as such term is used in the rules and regulations under the Securities Act, and that such securities have not been and may not be registered under the Securities Act or any state securities law, and that such securities must be held indefinitely unless registration is effected or transfer can be made pursuant to appropriate exemptions;

          6.2 the Holder has read, and fully understands, the terms of this Warrant set forth on its face and the attachments hereto, including the restrictions on transfer contained herein;

          6.3 the Holder is purchasing for investment for its own account and not with a view to or for sale in connection with any distribution of this Warrant or the Stock of the Company issuable upon exercise of this Warrant and it has no intention of selling such securities in a public distribution in violation of the federal securities laws or any applicable state securities laws;

CUSIP No. 225235209           SCHEDULE 13G                Page 50 of 68

          6.4 the Company may affix the following legends (in addition to any other legend(s), if any, required by applicable state corporate and/or securities laws) to certificates for shares of Stock (or other securities) issued upon exercise of this Warrant ("Warrant Shares"):

               "These securities have not been registered under the Securities Act of 1933, as amended. They may not be sold, offered for sale, pledged or hypothecated in the absence of a registration statement in effect with respect to the securities under such Act or an opinion of counsel satisfactory to the Company that such registration is not required or unless sold pursuant to Rule 144 of such Act."



        7.  Reserved.

        8.  Reserved.

        9. Limitations on Disposition. The Holder of this Warrant, by acceptance hereof, agrees to comply in all respects with the provisions of this Section 9. Without in any way limiting the representations set forth above, the Holder of this Warrant agrees not to make any disposition of this Warrant or any Warrant Shares, unless and until the transferee has agreed in writing for the benefit of the Company to be bound by this
Section 9 and the other provisions of this Warrant as if such transferee were the original Holder hereof, provided and to the extent such provisions are then applicable, and

                (a)  There is then in effect a Registration
Statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such Registration Statement; or

                (b) (i) the Holder shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, and the Company has given its prior written consent (which consent shall not be unreasonably withheld), and (ii) if reasonably requested by the Company, the Holder shall have furnished the Company with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration of the Warrant and/or the Warrant Shares under the Securities Act. It is agreed that the Company will not require opinions of counsel for transactions made pursuant to Rule 144 except in unusual circumstances.

CUSIP No. 225235209           SCHEDULE 13G                Page 51 of 68


        Notwithstanding any other provision of this Section 9, Holder may transfer this Warrant and/or the Warrant Shares to any investment fund in which MedCap Management & Research LLC or any of its affiliates is the General Partner or the manager; provided that, such fund is an "accredited investor" as such term is then defined in Section 501 of Regulation D promulgated pursuant to the Securities Act.

        10. Miscellaneous.

          10.1 Transfer of Warrant. In addition to the transfer restrictions set forth in Section 9, this Warrant shall not be transferable or assignable in any manner and no interest shall be pledged or otherwise encumbered by the Holder without the express written consent of the Company.

          10.2 Titles and Subtitles. The titles and subtitles used in this Warrant are for convenience only and are not to be considered in construing or interpreting this Warrant.

          10.3 Notice. Notice or demand pursuant to this Warrant shall be sufficiently given or made, if sent by first-class mail, postage prepaid, addressed, if to the Holder of this Warrant, to the Holder at its last known address as it shall appear in the records of the Company, and if to the Company, at 14114 Dallas Pkwy., Suite 600, Dallas, TX 75254, Attention:
Secretary. The Company may alter the address to which communications are to be sent by giving notice of such change of address in conformity with the provisions of this Section 10.3 for the giving of notice.

          10.4 Attorneys' Fees. If any action at law or in equity is necessary to enforce or interpret the terms of this Warrant, the prevailing party shall be entitled to reasonable attorneys' fees, costs and disbursements in addition to any other relief to which such party may be entitled.

          10.5 Amendment. This Warrant may be modified, amended or terminated by a writing signed by the Company and the Holder.

          10.6 Severability. If one or more provisions of this Warrant are held to be unenforceable under applicable law, such provision shall be excluded from this Warrant and the balance of the Warrant shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

          10.7 Governing Law. This Warrant shall be governed by and construed and enforced in accordance with the laws of the State of Delaware, without giving effect to its conflicts of laws principles.

CUSIP No. 225235209           SCHEDULE 13G                Page 52 of 68

Counterparts. This Warrant may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date:  November 3, 2004       CRDENTIA CORP.


                              /s/ James D. Durham
                              -----------------------------
                                By:  James D. Durham
                                 Its:  Chief Executive Officer


ACKNOWLEDGED AND AGREED:

MEDCAP PARTNERS L.P.

By: MedCap Management & Research LLC
Its:    General Partner

    /s/ C. Fred Toney
    -------------------------
    By:  C. Fred Toney
    Its:  Managing Member

CUSIP No. 225235209           SCHEDULE 13G                Page 53 of 68

                           SCHEDULE 1


                       SUBSCRIPTION NOTICE
       (To be signed only on exercise of Warrant for cash)

To: Crdentia Corp.

     The undersigned, the holder of the Warrant attached hereto,

hereby irrevocably elects to exercise the purchase rights

represented by such Warrant for, and to purchase thereunder,

__________* shares of Stock of Crdentia Corp., and herewith makes payment of $__________ therefor, and requests that the

certificates for such shares be issued in the name of, and

delivered to ____________________, whose address is

______________________________.



                              (Signature must conform in all respects to name of the Holder as specified on the face of the Warrant)



                              (Print Name)



                              (Address)


Dated:  ____________________

*Insert here the number of shares as to which the Warrant is being exercised.

CUSIP No. 225235209           SCHEDULE 13G                Page 54 of 68

                           SCHEDULE 2


                 NOTICE OF NET ISSUANCE EXERCISE

     (To be signed only on net issuance exercise of Warrant)



To: Crdentia Corp.:

     Pursuant to Section 1.5 of the Warrant, the undersigned, the holder of the Warrant attached hereto, hereby irrevocably elects to exercise the net issuance rights with respect to _____________

shares of such Warrant for that number of shares of Stock of

Crdentia Corp., determined pursuant to the formula set forth in

Section 1.5 of the Warrant, and requests that the certificates for such shares be issued in the name of, and delivered to

___________________, whose address is

_________________________________________.



                              (Signature must conform in all respects to name of the Holder as specified on the face of the Warrant)



                              (Print Name)



                              (Address)


Dated:  ____________________

CUSIP No. 225235209           SCHEDULE 13G                Page 55 of 68

                            Exhibit 9

             WARRANT TO PURCHASE SHARES OF SERIES C
         PREFERRED STOCK OF THE ISSUER ISSUED TO MEDCAP


     THIS WARRANT AND THE SECURITIES ISSUABLE UPON THE EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY STATE SECURITIES LAWS. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED OR UNLESS SOLD PURSUANT TO AN EXEMPTION TO SUCH ACT.


                                                       Void after
                                                 October 18, 2009


                   WARRANT TO PURCHASE SHARES
                   OF SERIES C PREFERRED STOCK
                               of
                         CRDENTIA CORP.

        This certifies that, for value received, MedCap Partners L.P., together with its successors and assigns (the "Holder") is entitled to subscribe for and purchase, on the terms hereof, shares of Series C Preferred Stock (the "Stock") of Crdentia Corp., a Delaware corporation (the "Company"), which is convertible into shares of Common Stock of the Company (the "Common Stock"), subject to adjustment as provided herein.

        This Warrant is subject to the following terms and conditions:

        1. Exercise of Warrant. The terms and conditions upon which this Warrant may be exercised, and the Stock covered hereby may be purchased, are as follows:

          1.1 Term. Subject to the terms hereof, this Warrant may be exercised at any time after the date hereof, or from time to time, in whole or in part; provided, however, that in no event may this Warrant be exercised (the "Exercise Date") later than 5:00 p.m. (Pacific Time) on the earlier of (a) the close of business on October 18, 2009 or (b) the closing of a Corporate Transaction (as defined below) (the "Exercise Period"); provided that at least twenty (20) days prior to the occurrence of the closing of a Corporate Transaction, the Company shall have sent to the Holder notice of such event.

CUSIP No. 225235209           SCHEDULE 13G                Page 56 of 68

          For purposes hereof, the term "Corporate Transaction" shall mean (a) the sale, conveyance or disposal of all or substantially all of the Company's property or business; (b) the Company's merger into or consolidation with any other corporation (other than a merger effected exclusively for the purpose of changing the domicile of the Company or a merger in which the owners of the voting stock of the Company prior to the merger own at least 50% of the voting interests in the surviving entity) or any other transaction or series of transactions, in which more than fifty percent (50%) of the voting power of the Company is disposed of (other than a sale by the Company of shares of its capital stock in an equity financing); or (c) the closing of an underwritten public offering of the Company's Common Stock pursuant to a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), with aggregate net proceeds to the Company in excess of twenty-five million dollars ($25,000,000).

CUSIP No. 225235209           SCHEDULE 13G                Page 57 of 68

          1.2 Number of Shares. This Warrant may be exercised for 22,986 shares of Stock, subject to adjustment as provided herein.

          1.3 Exercise Price. The per share exercise price for the shares of Stock to be issued upon exercise of this Warrant shall be $60.00, subject to adjustment as provided herein (such price as adjusted from time to time as provided herein is called the "Exercise Price").

          1.4 Method of Exercise. The exercise of the purchase rights evidenced by this Warrant shall be effected by (a) the surrender of the Warrant, together with a duly executed copy of the form of a subscription attached hereto as Schedule 1, to the Company at its principal offices and (b) except as set forth in
Section 1.5, the delivery of the aggregate Exercise Price by check or bank draft payable to the Company's order or by wire transfer to the Company's account for the number of shares for which the purchase rights hereunder are being exercised or any other form of consideration approved by the Company's Board of Directors (the "Board"). Each exercise of this Warrant shall be deemed to have been effected immediately prior to the close of business on the day on which this Warrant shall have been surrendered to the Company as provided herein or at such later date as may be specified in the executed form of subscription, and at such time the person or persons in whose name or names any certificate or certificates for shares of Stock shall be issuable upon such exercise as provided herein shall be deemed to have become the holder or holders of record thereof.

          1.5   Net Issuance.

               (a) Right to Convert. In addition to and without limiting the rights of the Holder under the terms of this Warrant, the Holder shall have the right to convert this Warrant or any portion thereof (the "Conversion Right") into shares of Stock as provided in this Section 1.5 at any time or from time to time during the Exercise Period. Upon exercise of the Conversion Right with respect to a particular number of shares subject to the Warrant (the "Converted Warrant Shares"), the Company shall deliver to the Holder (without payment by the Holder of any exercise price or any cash or other consideration) that number of shares of fully paid and nonassessable Stock computed using the following formula:

CUSIP No. 225235209           SCHEDULE 13G                Page 58 of 68

                    X =  Y (A - B)
                              A
          Where     X =  the number of shares of Stock to be
                         delivered to the Holder
                    Y =  the number of Converted Warrant Shares
                    A =  the fair market value of the total
                         number of shares of Common Stock into
                         which one share of Stock can be
                         converted on the Conversion Date (as
                         defined below)
                    B =  the Exercise Price (as adjusted to the
                         Conversion Date)

        The Conversion Right may only be exercised with respect to a whole number of shares subject to the Warrant. No fractional shares shall be issuable upon exercise of the Conversion Right, and if the number of shares to be issued determined in accordance with the foregoing formula is other than a whole number, the Company shall pay to the Holder an amount in cash equal to the fair market value of the resulting fractional share on the Conversion Date (as defined below). Shares issued pursuant to the Conversion Right shall be treated as if they were issued upon the exercise of the Warrant.

               (b) Method of Exercise. The Conversion Right may be exercised by the Holder by the surrender of the Warrant at the principal office of the Company together with a notice in the form attached hereto as Schedule 2 specifying that the Holder thereby intends to exercise the Conversion Right and indicating the total number of shares under the Warrant that the Holder is exercising through the Conversion Right. Such conversion shall be effective upon receipt by the Company of the Warrant together with the aforesaid written statement, or on such later date as is specified therein (the "Conversion Date"). Certificates for the shares issuable upon exercise of the Conversion Right and, if applicable, a new warrant evidencing the balance of the shares remaining subject to the Warrant, shall be issued as of the Conversion Date and shall be delivered to the Holder promptly following the Conversion Date.

CUSIP No. 225235209           SCHEDULE 13G                Page 59 of 68

               (c) Determination of Fair Market Value. For purposes of this Section 1.5, the fair market value of a share of Common Stock on the Conversion Date shall be the average of the closing prices of the Common Stock as reported on a Trading Market (as defined below) for the last fifteen (15) trading day period ending two (2) days prior to the Conversion Date. For purposes of this Warrant, "Trading Market" shall mean one of the following which has been determined by the Company's Board of Directors to be the Company's principal trading market: NASD OTC Bulletin Board, the Nasdaq SmallCap Market, the Nasdaq National Market, the American Stock Exchange or the New York Stock Exchange. Notwithstanding the foregoing, in the event the Common Stock is not publicly trading on the Conversion Date, the fair market value of a share of Common Stock on the Conversion Date shall be determined in good faith by the Company's Board of Directors.

               (d) Limit on Exercise. Notwithstanding any other provision of this Warrant, the Holder shall not be entitled to exercise the Conversion Right, in whole or in part, unless the Holder agrees, in writing, to immediately convert the Shares issued pursuant to the Conversion Right into shares of the Company's Common Stock (pursuant to the terms of the Company's Amended and Restated Certificate of Incorporation and Certificate of Designations, Preferences and Rights of Series C Preferred Stock of the Company).

        2. Adjustment of Exercise Price and Number of Shares. The Exercise Price and the number of shares purchasable upon the exercise of this Warrant shall be subject to adjustment from time to time upon the occurrence of certain events described in this
Section 2. Upon each adjustment of the Exercise Price, the Holder of this Warrant shall thereafter be entitled to purchase, at the Exercise Price resulting from such adjustment, the number of shares obtained by multiplying the Exercise Price in effect immediately prior to such adjustment by the number of shares purchasable pursuant hereto immediately prior to such adjustment, and dividing the product thereof by the Exercise Price resulting from such adjustment.

          2.1 Subdivision or Combination of Stock. In case the Company shall at any time subdivide its outstanding shares of Series C Preferred Stock into a greater number of shares, the Exercise Price in effect immediately prior to such subdivision shall be proportionately reduced, and conversely, in case the outstanding shares of Series C Preferred Stock of the Company shall be combined into a smaller number of shares, the Exercise Price in effect immediately prior to such combination shall be proportionately increased.

CUSIP No. 225235209           SCHEDULE 13G                Page 60 of 68

          2.2 Dividends in Stock, Other Stock, Property, Reclassification. If at any time or from time to time the holders of the Series C Preferred Stock (or any shares of stock or other securities at the time receivable upon the exercise of this Warrant) shall have received or become entitled to receive, without payment therefor,

               (a) Series C Preferred Stock, or any shares of stock or other securities whether or not such securities are at any time directly or indirectly convertible into or exchangeable for Common Stock, or any rights or options to subscribe for, purchase or otherwise acquire any of the foregoing by way of dividend or other distribution, or

               (b) any cash paid or payable otherwise than as a cash dividend, or

               (c)  Series C Preferred Stock or other or
additional stock or other securities or property (including cash) by way of spin off, split-up, reclassification, combination of shares or similar corporate rearrangement, (other than shares of Stock issued as a stock split, adjustments in respect of which shall be covered by the terms of Section 2.1 above),

        Then and in each such case, the Holder hereof shall, upon the exercise of this Warrant, be entitled to receive, in addition to the number of shares of Stock receivable thereupon, and without payment of any additional consideration therefore, the amount of stock and other securities and property (including cash in the cases referred to in clauses (b) and (c) above) which such Holder would hold on the date of such exercise had he been the holder of record of such Stock as of the date on which holders of Series C Preferred Stock received or became entitled to receive such shares and/or all other additional stock and other securities and property.

          2.3 Reclassification or Reorganization. If the Stock (or any shares of stock or other securities which may be) issuable upon the exercise of this Warrant shall be changed into the same or different number of shares of any class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares or stock dividend provided for in Section 2.1 above, or a Corporate Transaction, in which case this Warrant shall terminate if not exercised), then and in each such event the Holder shall be entitled to receive upon the exercise of this Warrant the kind and amount of shares of stock and other securities and property receivable upon such reorganization, reclassification or other change, to which a holder of the number of shares of Stock (or any shares of stock or other securities which may be) issuable upon the exercise of this Warrant would have received if this Warrant had been exercised immediately prior to such reorganization, reclassification or other change, all subject to further adjustment as provided herein.

CUSIP No. 225235209           SCHEDULE 13G                Page 61 of 68

          2.4 Notice of Adjustments and Record Dates. The Company shall promptly notify the Holder in writing of each adjustment or readjustment of the exercise price hereunder and the number of shares of Stock (or any shares of stock or other securities which may be) issuable upon the exercise of this Warrant. Such notice shall state the adjustment or readjustment and show in reasonable detail the facts on which that adjustment or readjustment is based. In the event of any taking by the Company of a record of the holders of Common Stock for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, the Company shall notify the Holder in writing of such record date at least twenty
(20) days prior to the date specified therein.

          2.5 Shares to be Fully Paid; Reservation of Shares. The Company covenants and agrees that all shares of Stock which may be issued upon the exercise of the rights represented by this Warrant will, upon payment of the Exercise Price and issuance pursuant to Section 1.4 or a net issuance pursuant to Section 1.5, be duly authorized, validly issued, fully paid and nonassessable and free from all preemptive rights of any stockholder and free of all taxes, liens and charges with respect to the issue thereof. The Company further covenants and agrees that during the period within which the rights represented by this Warrant may be exercised, the Company will at all times have authorized and reserved, for the purpose of issue or transfer upon exercise of the subscription rights evidenced by this Warrant, a sufficient number of shares of authorized but unissued Series C Preferred Stock and Common Stock into which such Series C Preferred Stock may be converted, or other securities and property, when and as required to provide for the exercise of the rights represented by this Warrant. The Company will take all such action as may be necessary to assure that such shares of Series C Preferred Stock and Common Stock may be issued as provided herein without violation of any applicable law or regulation.

        3. Replacement of Warrants. On receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant and, in the case of any such loss, theft or destruction of this Warrant, on delivery of an indemnity agreement reasonably satisfactory in form and amount to the Company or, in the case of any such mutilation, on surrender and cancellation of such Warrant, the Company at its expense shall execute and deliver to the Holder, in lieu thereof, a new Warrant of like tenor.

CUSIP No. 225235209           SCHEDULE 13G                Page 62 of 68

        4. Investment Intent. Unless a current registration statement under the Securities Act, shall be in effect with respect to the securities to be issued upon exercise of this Warrant, the Holder, by accepting this Warrant, covenants and agrees that, at the time of exercise hereof, and at the time of any proposed transfer of any securities acquired upon exercise hereof, the Holder shall deliver to the Company a written statement that the securities acquired by the Holder upon exercise hereof are for the own account of the Holder for investment and are not acquired with a view to, or for sale in connection with, any distribution thereof (or any portion thereof) and with no present intention (at any such time) of offering or distributing such securities (or any portion thereof).

        5. No Rights or Liability as a Shareholder. This Warrant does not entitle the Holder hereof to any voting rights or other rights as a shareholder of the Company. No provisions hereof, in the absence of affirmative action by the Holder to purchase Stock, and no enumeration herein of the rights or privileges of the Holder, shall give rise to any liability of the Holder as a shareholder of the Company.

        6. Representations of Holder. The Holder hereby represents and acknowledges to the Company that:

          6.1 this Warrant, the Stock issuable upon exercise of this Warrant and any securities issued with respect to any of them by way of a stock dividend or stock split or in connection with a recapitalization, merger, consolidation or other reorganization will be "restricted securities" as such term is used in the rules and regulations under the Securities Act, and that such securities have not been and may not be registered under the Securities Act or any state securities law, and that such securities must be held indefinitely unless registration is effected or transfer can be made pursuant to appropriate exemptions;

          6.2 the Holder has read, and fully understands, the terms of this Warrant set forth on its face and the attachments hereto, including the restrictions on transfer contained herein;

          6.3 the Holder is purchasing for investment for its own account and not with a view to or for sale in connection with any distribution of this Warrant or the Stock of the Company issuable upon exercise of this Warrant and it has no intention of selling such securities in a public distribution in violation of the federal securities laws or any applicable state securities laws;

CUSIP No. 225235209           SCHEDULE 13G                Page 63 of 68

          6.4 the Company may affix the following legends (in addition to any other legend(s), if any, required by applicable state corporate and/or securities laws) to certificates for shares of Stock (or other securities) issued upon exercise of this Warrant ("Warrant Shares"):

               "These securities have not been registered under the Securities Act of 1933, as amended. They may not be sold, offered for sale, pledged or hypothecated in the absence of a registration statement in effect with respect to the securities under such Act or an opinion of counsel satisfactory to the Company that such registration is not required or unless sold pursuant to Rule 144 of such Act."



        7.  Reserved.

        8.  Reserved.

        9. Limitations on Disposition. The Holder of this Warrant, by acceptance hereof, agrees to comply in all respects with the provisions of this Section 9. Without in any way limiting the representations set forth above, the Holder of this Warrant agrees not to make any disposition of this Warrant or any Warrant Shares, unless and until the transferee has agreed in writing for the benefit of the Company to be bound by this
Section 9 and the other provisions of this Warrant as if such transferee were the original Holder hereof, provided and to the extent such provisions are then applicable, and

                (a)  There is then in effect a Registration
Statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such Registration Statement; or

                (b) (i) the Holder shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, and the Company has given its prior written consent (which consent shall not be unreasonably withheld), and (ii) if reasonably requested by the Company, the Holder shall have furnished the Company with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration of the Warrant and/or the Warrant Shares under the Securities Act. It is agreed that the Company will not require opinions of counsel for transactions made pursuant to Rule 144 except in unusual circumstances.

CUSIP No. 225235209           SCHEDULE 13G                Page 64 of 68

        Notwithstanding any other provision of this Section 9, Holder may transfer this Warrant and/or the Warrant Shares to any investment fund in which MedCap Management & Research LLC or any of its affiliates is the General Partner or the manager; provided that, such fund is an "accredited investor" as such term is then defined in Section 501 of Regulation D promulgated pursuant to the Securities Act.

        10. Miscellaneous.

          10.1 Transfer of Warrant. In addition to the transfer restrictions set forth in Section 9, this Warrant shall not be transferable or assignable in any manner and no interest shall be pledged or otherwise encumbered by the Holder without the express written consent of the Company.

          10.2 Titles and Subtitles. The titles and subtitles used in this Warrant are for convenience only and are not to be considered in construing or interpreting this Warrant.

          10.3 Notice. Notice or demand pursuant to this Warrant shall be sufficiently given or made, if sent by first-class mail, postage prepaid, addressed, if to the Holder of this Warrant, to the Holder at its last known address as it shall appear in the records of the Company, and if to the Company, at 14114 Dallas Pkwy., Suite 600, Dallas, TX 75254, Attention:
Secretary. The Company may alter the address to which communications are to be sent by giving notice of such change of address in conformity with the provisions of this Section 10.3 for the giving of notice.

          10.4 Attorneys' Fees. If any action at law or in equity is necessary to enforce or interpret the terms of this Warrant, the prevailing party shall be entitled to reasonable attorneys' fees, costs and disbursements in addition to any other relief to which such party may be entitled.

          10.5 Amendment. This Warrant may be modified, amended or terminated by a writing signed by the Company and the Holder.

          10.6 Severability. If one or more provisions of this Warrant are held to be unenforceable under applicable law, such provision shall be excluded from this Warrant and the balance of the Warrant shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

          10.7 Governing Law. This Warrant shall be governed by and construed and enforced in accordance with the laws of the State of Delaware, without giving effect to its conflicts of laws principles.

CUSIP No. 225235209           SCHEDULE 13G                Page 65 of 68

Counterparts. This Warrant may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date:  March 29, 2005         CRDENTIA CORP.



                              /s/James D. Durham
                              -----------------------------
                              By: James D. Durham
                              Its:  Chief Executive Officer


ACKNOWLEDGED AND AGREED:

MEDCAP PARTNERS L.P.

By: MedCap Management & Research LLC
Its:    General Partner

    s/s C. Fred Toney
    -------------------------
    By:  C. Fred Toney
    Its:  Managing Member

CUSIP No. 225235209           SCHEDULE 13G                Page 66 of 68


                           SCHEDULE 1


                       SUBSCRIPTION NOTICE
       (To be signed only on exercise of Warrant for cash)



To: Crdentia Corp.

     The undersigned, the holder of the Warrant attached hereto,

hereby irrevocably elects to exercise the purchase rights

represented by such Warrant for, and to purchase thereunder,

__________* shares of Stock of Crdentia Corp., and herewith makes payment of $__________ therefor, and requests that the

certificates for such shares be issued in the name of, and

delivered to ____________________, whose address is

______________________________.



                              (Signature must conform in all respects to name of the Holder as specified on the face of the Warrant)



                              (Print Name)



                              (Address)


Dated:  ____________________


*Insert here the number of shares as to which the Warrant is being exercised.

CUSIP No. 225235209           SCHEDULE 13G                Page 67 of 68

                           SCHEDULE 2


                 NOTICE OF NET ISSUANCE EXERCISE

     (To be signed only on net issuance exercise of Warrant)



To: Crdentia Corp.:

     Pursuant to Section 1.5 of the Warrant, the undersigned, the holder of the Warrant attached hereto, hereby irrevocably elects to exercise the net issuance rights with respect to _____________

shares of such Warrant for that number of shares of Stock of

Crdentia Corp., determined pursuant to the formula set forth in

Section 1.5 of the Warrant, and requests that the certificates for such shares be issued in the name of, and delivered to

___________________, whose address is

_________________________________________.



                              (Signature must conform in all respects to name of the Holder as specified on the face of the Warrant)



                              (Print Name)



                              (Address)


Dated:  ____________________

CUSIP No. 225235209           SCHEDULE 13G                Page 68 of 68

                            Exhibit A

        "(g)    The term "Registrable Securities" means (i) the
Common Stock of the Company (the "Common Stock") issued to the Investors listed on Schedule A attached hereto pursuant to conversion of the Series C Preferred Stock of the Company or the Series A Preferred Stock of the Company, as the case may be, (ii) the Common Stock issued upon conversion of the Series C Preferred Stock of the Company and the Series B-1 Preferred Stock of the Company issued to the Investors listed on Schedule A upon exercise of the Warrants, and (iii) any Common Stock issued as (or issuable upon the conversion or exercise of any warrant, right or other security which is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of the shares referenced in (i) or (ii) above, excluding in all cases, however, (y) any Registrable Securities sold by a person in a transaction in which his rights under this
Section 1 are not assigned pursuant to the terms of this Agreement, and (z) any Registrable Securities registered under the Act pursuant to that certain Letter Agreement dated March 29, 2005 by and among the Company and MedCap Partners L.P."